UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

ITEM

1.	Financial Statements for the Year Ended December 2021 and Report of Independent Registered Public Accounting Firm
2.	4Q21 and 2021 Earnings Release
3.	Minutes of the Meeting of the Board of Directors of Getnet Adquirência e Serviços Para Meios de Pagamento S.A.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Financial Statements for the

Year Ended December 2021

and Report of Independent

Registered Public Accounting Firm

1

About Getnet

Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet” or “Getnet S.A.”) is a technology company, focused on business solutions, founded in 2003, being the third acquirer in Brazil when it comes to greater market share. We ended 2021 with approximately 887,600 customers (including micro-entrepreneurs, large corporate customers and Small and Medium-Sized Enterprises - SMEs). We operate with the one stop shop concept, that offers our commercial establishments clients a complete range of physical and digital solutions for their businesses, from payment solutions to business process management.

We closed the year 2021 with a team made up of more than 1,300 employees, responsible for the results that will be presented below.

Corporate Result

Our revenue from services increased by 23.0%, from R$2,320.5 million in the year ended December 31, 2020 to R$2,853.1 million in the year ended December 31, 2021. The increase in our services revenue in the year ended 2021 mainly reflected:

  a 46.5% increase in acquiring revenue and contractual remuneration, from R$1,095.2 million in 2020 to R$1,604.4 million in 2021. This increase was due to (i) a 49% increase in our total TPV, which resulted in a 14.6% increase in our MDR revenue; and (ii) contractual remuneration income derived from our commercial partnership with Banco Santander (Brasil) S.A. ("Banco Santander"), started in the first half of 2021, which detailed in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Major Related Party Transactions— commercial partnership with Banco Santander”. Although the commercial partnership started on April 15, 2021, we receive revenue from the commercial partnership as if it had been in effect since January 1, 2021;

  a 37.1% increase in our processing services and capture revenue, from R$149.6 million for the year ended December 31, 2020 to R$205.1 million for the year ended December 31, 2021, primarily due to an increase in the volume of e-commerce transactions (such as products sold through our marketplace and subacquirer services) processed in the year ended December 31, 2021 compared to the year ended December 31, 2020;

  a 51.0% decrease in Point of Sales - POS sales revenue, from R$59.0 million in the year ended December 31, 2020 to R$28.9 million in the year ended December 31, 2021, mainly due to a decrease in the number of our customers using these products as a result of a strategic decision to lease more POS devices instead of selling them;

  an 8.0% decrease in other income, from R$37.0 million for the year ended December 31, 2020 to R$34.0 million for the year ended December 31, 2021 primarily due to a decrease in revenue from prepaid cards;

  a 2.0% increase in our profit share revenue, from R$623.5 million for the year ended December 31, 2020 to R$635.8 million for the year ended December 31, 2021, primarily due to a 47% increase in the volume of transactions processed in the year ended December 31, 2021 compared to the year ended December 31, 2020, partially offset by the increase in funding costs due to the increase in the Basic Interest Rate - SELIC; and

  a 3.2% decrease in our POS rental revenue from R$571.3 million for the year ended December 31, 2020 to R$553.2 million for the year ended December 31, 2021, primarily due to a reduction in rental fees due to increased competition and changes in our pricing policy applicable to POS devices rented as part of a package of services, partially offset by an increase in the number of rental customers.

Costs of services increased by 23.3%, from R$1,426.2 million in the year ended December 31, 2020 to R$1,758.9 million in the year ended December 31, 2021, mainly due to:

  a 55.0% increase in fees and commissions, mainly due to the increase in the volume of transactions and the increase in the level of fees and commissions charged by operators of payment arrangements;

  a 38.0% decrease in POS sales costs and other fees due to a reduction in POS sales, which was partially offset by payments under our commercial partnership with Banco Santander in 2021;

  14.0% increase in depreciation and amortization expenses, mainly due to the increase in the number of POS; and

  a 10.0% increase in personnel, technology, system and other costs, primarily due to a contractual adjustment of approximately 28% in the costs of our call center service and an increase in the cost to maintaining POS devices.

2

Selling, General and Administrative expenses increased by 27.0%, from R$348.5 million in the year ended December 31, 2020 to R$444.3 million in the year ended December 31, 2021, mainly due to (i) an increase in payroll costs due to an increase in the number of employees, and (ii) expenses incurred with external expert advisors hired to assist us in our listing on Nasdaq.

Our Other expenses, net increased by 71.3%, from R$55.8 million for the year ended December 31, 2020 to R$95.5 million for the year ended December 31, 2021, mainly due to (i) an increase in our provisions for customer losses as a result of increased default rates in our customer base due to the macroeconomic effects of the COVID-19 pandemic, (ii) an increase in provisions for losses on fixed assets due to the increase in the number of of our POS devices, (iii) an increase in provisions for losses on intangibles related to certain projects for which development is in progress and which may not materialize, and (iv) the write-off of fixed and intangible assets in the normal course of business. business (e.g. loss or destruction of POS devices).

Our Finance income, net increased by 37.7%, from an income of R$ 6.2 million in the year ended December 31, 2020 to a financial income of R$ 8.5 million in the year ended December 31, 2021, mainly because:

  increase in the debt balance of our financial investments due to the growth of our operations which generated an increase in income from financial investments; and

  the inclusion of financial income from prepayments made through our own channels (distinct Banco Santander), which was partially offset by raising funds to finance these operations. In 2021, we began to provide receivables prepayments directly, rather than through Banco Santander. We raised additional funds in the year ended December 31, 2021 compared to the year ended December 31, 2020 to finance these receivables prepayment operations.

Current income tax and social contribution decreased by 71.4%, from R$128.0 million in the year ended December 31, 2020 to R$36.6 million in the year ended December 31, 2021, mainly due to a benefit tax of R$101.3 million generated by the payment of interest on own capital to be paid in 2022, but which were approved in December 2021.

We recorded deferred income tax and social contribution as an expense of R$7.2 million for the year ended December 31, 2020 compared to an expense of R$50.5 million for the year ended December 31, 2021. primarily due to (i) an increase in profit before income taxes of R$66.8 million, from R$496.2 million in the year ended December 31, 2020 to R$563.2 million in the year ended December 31, 2021, and (ii) a deferred tax expense in the amount of R$101.3 million in connection with the payment of interest on own capital that will be paid in 2022, but which was approved on December 21, 2021.

Our net income for the period increased by 31.9%, from R$361.0 million in the year ended December 31, 2020 to R$476.0 million in the year ended December 31, 2021, mainly due to:

  a 23.0% increase in our revenue from services for the year ended December 31, 2021 compared to the year ended 31 December 2020, as detailed above under “—Revenue from services”;

  Measures we take to control our costs and expenses, including with respect to logistics and POS installation. Although our cost of services and our expenses increased in the year ended December 31, 2021 compared to the year ended December 31, 2020, these measures have allowed us to keep the increases in our costs and expenses below the increase in our revenue services; and

  tax benefit of R$ 101.3 million generated by the payment of interest on own capital approved in December 2021.

3

Message from the Administration

2021 was yet another challenging year for the country. In the first months of the year, the second wave of COVID-19 contamination began, which lasted mainly throughout the second half of the year, recording the highest numbers of infected and lethality since the beginning of the pandemic. However, in the same period, the vaccination campaign gained traction and the country ended the year with more than 143 million Brazilians with a complete vaccination cycle, representing 80% of the adult population, according to the Ministry of Health. to restrictive measures against the pandemic, boosting the economic recovery with the reopening of shops.

As for the impacts of the pandemic, Getnet's management created continuous measures for the resumption of the Company, ensuring business continuity and ensuring safety for its more than 1,300 employees.

During the second half of 2021, the reduction of social distancing measures directly impacted Getnet's operations, as the resumption of economic activities is fundamental for the payments market, which is closely related to the consumption of Brazilian families. The Company began to observe a recovery in volumes, mainly in the segments of large companies, which managed to recover quickly, while small companies are showing a more modest and gradual recovery. Our e-commerce segment is currently one of the main levers for our volume and market share growth, something that continued with a positive performance this year.

We observe that the receivables market has been increasing its representation in small and medium businesses in recent years. Therefore, we remain optimistic about the growth and development potential of the Brazilian payments market.

Likewise, on June 7, 2021, Resolution 4,734 and Circular 3,952 published by the Central Bank of Brazil (“BACEN”) came into force, which brought new rules for the registration of receivables in order to create facilities for customers to acquire credit. All information on card operations will pass through a receivables center, which will record data from commercial establishments. Thus, credit lenders are able to seek greater visibility on their customers or potential, thus offering an increase in the supply of credit to the market as a whole.

Another element that changed economic factors this year was the increase in the SELIC rate, which started from 2% in january, to close the year at 9.25%, according to data from the BACEN, which directly influences Getnet, through our products financial instruments, such as the anticipation rate, which is directly linked to the SELIC. This measure was adopted to contain the advance of inflation, which closed the year 2021 at 10.06%, well above the 4.52% recorded in 2020.

Acquisition of Eyemobile Tecnologia Ltda.

On August 3, 2021, Getnet completed the acquisition of Eyemobile, headquartered in Florianópolis (SC) and focused on developing solutions and technologies for small and medium businesses. With the transaction, the Company aims to strengthen its offer for the segment, reinforcing its technological expertise in interfaces and applications for managing sales and mobile payments. Eyemobile offers management technologies for entrepreneurs who start their sales over the internet and provides applications integrated with operating systems such as Android, iOS and browsers in payment machines with internet connection.

Spin-off of Getnet S.A.

On August 10, 2021, Banco Santander informed its shareholders and the market in general that Getnet was registered as a publicly-held company (category A) by the CVM. Previously, on August 5, 2021, B3 SA - Brasil, Bolsa, Balcão granted the listing request of Getnet and the admission to trading of the shares and Units issued by Getnet, which had the spin-off approved by the BACEN, pursuant to CMN Resolution No. 4,122/12. Furthermore, on November 16, 2020 and February 2, 2021, Banco Santander had also informed its shareholders and the market in general that the Executive Board of Directors of Banco Santander, at a meeting held on February 25, 2021, approved the proposal to separate the interests held by Banco Santander in its wholly-owned subsidiary Getnet, through a partial spin-off of Banco Santander, to be resolved by the shareholders of Banco Santander at an extraordinary shareholders' meeting. On February 25, 2021, the Fiscal Council of Banco Santander issued a favorable opinion on the spin-off proposal.

4

Leadership

In January 2022, the Company's Board of Directors elected of Mr. Cassio Schmitt as the company's new Chief Executive Officer (CEO), taking his new position in April 2022. Mr. Schmitt is Brazilian, holds a degree in economics from the Federal University of Rio Grande do Sul, a master's degree in corporate economics from Fundação Getúlio Vargas, and an MBA from the Sloan School of Business, Massachusetts Institute of Technology. He has extensive experience in the financial market, having worked at Unibanco, among other institutions. In 2004 he joined Banco Santander, having worked in different positions, such as Project Finance, Risks, Credit Recovery. His last role at Santander was that of director responsible for the Companies, Governments and Institutional Retail Sector.

In December 2021, Mr. Pedro Carlos Araújo Coutinho announced that he will leave the position of CEO of the Company on 03.31.2022, after more than 7 years acting as CEO of Getnet, having played a relevant role in several strategic operations that contributed to the Getnet's growth.

In March 2021, the Board of Directors elected Alberto de Souza Filho as Executive Vice President of Independent Channel. With more than 20 years of national and international career, with stints at Ambev, ZX Ventures and AB-Inbev, where he worked from 2017 to 2021 as Global Director at GHQ in New York. Graduated in Business Administration from Universidade Federal de Mato Grosso, with an MBA in Marketing from FIA (Fundação Instituto de Administração), Executive MBA from Insper and Innovation and Design Thinking from Columbia University.

In March 2021, the Board of Directors elected Luciano Decourt Ferrari as Vice President of Investor Relations. He joined Grupo Santander in 2003, having held various positions, including Investor Relations Deputy from 2013 to 2019 and Commercial Head at Santander Private Banking from 2019 to 2021. Luciano holds a degree in Economic Sciences from PUC-SP (Pontifical Catholic University of São Paulo), with a specialization in Financial Administration from INSPER (Instituto de Ensino e Pesquisa) and Certified Financial Planner from Planor (Brazilian Association of Financial Planning).

In August 2021, the Board of Directors elected André Parize Moraes as Executive Vice President of Finance. He joined Grupo Santander in 2016 and served as Executive Superintendent of Investor Relations at Banco Santander from 2016 to 2021. Previously, he worked at Banco Votorantim from 2008 to 2016, including as head of research, at E&Y from 2007 to 2008 and at Kroll Associates from 2005 to 2007. André holds a degree in business administration from Universidade Presbiteriana Mackenzie and an MBA in capital markets from Universidade de São Paulo - USP.

Board of Directors

On March 31, 2021, the company installed its board of directors, composed of six members, one of them an independent board member, in line with the company's objectives of adopting the best corporate governance practices.

Audit Committee

On October 4, 2021, Getnet's board of directors elected the members who will compose the Company's audit committee, which are:

João Guilherme de Andrade So Consiglio, independent board member, graduated in Economics from the Universidade de São Paulo - USP, with more than 25 years of experience in the financial market, as an economist and on Boards of Directors, working in several financial institutions throughout his career. He is currently a partner at Guilder Capital, a member of the Board of Directors of Unipar Carbocloro S.A., and member of the Board of Directors of You Inc. S.A.

5

Antonio Melchiades Baldisera, postgraduate in Accounting Management Control from Fundação Getúlio Vargas, with an MBA in Controlling, Auditing and Tax Management also from Fundação Getúlio Vargas, has extensive experience in the financial market working in several banks. He is currently a Consultant at AMB Consultoria Empresarial on Prevention and Treatment of Financial Fraud, Operational Security and Auditing.

Luis Carlos Nanini, graduated in accounting sciences, with several specialization courses in Brazil and abroad, including the Leadership Course at Harvard, with over 30 years of experience in providing independent audit services, also has significant experience in audit committees and fiscal councils of publicly traded Brazilian companies. He is currently a member and financial expert of our Audit Committee and a member of Eletrobrás' Statutory Audit and Risks Committee.

Renewal of working capital financing

In October 2021, Getnet renewed the working capital financing with Banco Santander in the amount of R$600 million.

Getnet listing on B3 and Nasdaq

On September 18, 2021, Getnet shares (GETT11, GETT3 and GETT4) began to be traded on B3, with October 15, 2021 being the cut-off date for holders of Banco Santander shares and on September 22, 2021, the ADRs (GET) were also listed on Nasdaq, with October 19, 2021 being the cut-off date for holders of Banco Santander ADSs, ending the Company's listing process, which began on 16 November 2020, after the decision of Banco Santander, the Company's controller until then.

Dividends (interest on capital) payment

In December 2021, Getnet announced the distribution of interest on own capital in the gross amount of BRL 298 million for the years 2016, 2019 and 2021, paid as of of February 18, 2022.

Corporate Governance

Corporate Governance is one of the main pillars within Getnet's management guidelines. Since 2014, the Company has consistently implemented a series of measures to improve its governance, always in line with Grupo Santander's corporate frameworks and in line with the best practices of the IBGC and regulatory bodies.

We are part of an international financial group with a strong culture of Corporate Governance, committed to the ethical conduct of the business, its strategic development and longevity, in line with good market practices.

Our relationship with all employees, customers, suppliers, shareholders and partners is guided by our code of ethics, because here we believe in integrity, transparency, responsibility, diversity and respect, which represent the desired behavior, guaranteeing the practice of ethical and sustainable conduct. in compliance with legislation and regulatory bodies.

6

We also have the Getnet conduct guide, which is composed of the main certification and legal topics that govern our business and guide the conduct of our employees: ethics, information security, anti-corruption, money maundering prevention and data protection.

We adhere to the best national and international practices for the efficient management of business risks, reinforcing our risk culture and training and encouraging each employee to be a risk manager, always attentive to day-to-day activities.

Our Governance structure is made up of the Executive Board and its Executive Committee made up of the CEO and Executive Vice-Presidents, in the phase of strengthening Governance through the formalization of a Board of Directors and its Advisory Committees, all with their own regulations.

Maximizing the efficiency and long-term value creation of Getnet's Corporate Governance is translated, for example, through (i) adoption of an adequate decision-making and monitoring system through the committees, (ii) management of a secretary of Corporate Governance, (iii) practice of the code of ethical conduct, (iv) annual calendar of events and annual agenda of committees, (v) matrix of the committees' agenda, (vi) Corporate Governance platform, (vii) sustainable practices, ( viii) policies for stakeholder transactions and conflicts of interest, (ix) Compensation and Nomination Committee (CRN) and (x) diversity program.

Reinforcing our commitment to a solid Governance model and our relationship and commitment to all stakeholders, our business strategy is guided by the principles of Environmental, Social, & Governance - ESG.

We built an ESG strategy aimed at generating value with stakeholders, strengthening our purpose of "contributing to people and businesses to prosper" focused on the axes of support for small entrepreneurs, financial education, promotion of diversity, talent development, responsibility for our environmental impact and transition to a low carbon economy.

Among the highlights of this performance we have (i) initiatives to reduce and offset Greenhouse Gases - GHG emissions and we have neutralized the carbon of our operation since 2016, (ii) 100% of our supply chain is evaluated in socio-environmental aspects; (iii) 100% of strategic suppliers develop social projects with local communities; (iv) we are signatories of the UN Compact for Gender Equality; (v) the “Advance” podcast to support entrepreneurs in the pandemic was played over 160,000; (vi) we started the POS delivery pilot with an electric motorcycle with an expectation of a reduction of 26 tons of CO² and (vii) 5 consecutive years certified as one of the “Best Companies to Work For” by GPTW.

For 2022, we are committed to new leaps in the ESG theme, (i) including materiality issues as the Company's goal, (ii) publication of the first Sustainability Report, (iii) adherence to pacts and public commitments in favor of the development agenda sustainability and diversity principles, (iv) expand the scope of financial education initiatives and support for small entrepreneurs.

The administration.

Sao Paulo, March 9, 2022.

7

8

Getnet Adquirência e Serviços para Meios de Pagamento S.A.
Consolidated Balance Sheets

As of December 31

(In thousands of Brazilian reais - R$, unless otherwise stated)

CURRENT ASSETS	Note	2021	2020
Cash and cash equivalents	5.1. a)	670,441	265,096
Financial investments	5.1. b)	1,430,653	925,383
Accounts receivable	5.1. c)	54,578,684	39,968,233
Prepaid and recoverable taxes		149,235	52,277
Inventories		40,899	61,559
Other assets		200,491	205,718
Total current assets		57,070,403	41,478,266
NONCURRENT ASSETS
Deferred income tax and social contribution	10.2	422,034	73,859
Property and equipment	8.	631,598	613,861
Right-of-use assets	6.	25,703	21,905
Intangible assets	7.	885,083	833,807
Total noncurrent assets		1,964,418	1,543,432
TOTAL ASSETS		59,034,821	43,021,698
CURRENT LIABILITIES
Accounts payable	5.2. a)	51,610,405	38,767,156
Loans and borrowings	5.2. b)	3,464,649	1,063,347
Lease liabilities	6.	9,742	4,265
Income taxes payables and other tax payables	10.3	30,976	41,720
Dividends payable		298,000	29,227
Other liabilities		214,132	271,426
Total current liabilities		55,627,904	40,177,141
NONCURRENT LIABILITIES
Loans and borrowings	5.2. b)	25,209	27,810
Lease liabilities	6.	16,573	18,784
Provision for tax, civil and labor risks	9.	15,013	11,425
Deferred income tax and social contribution	10.2	3,345	7,876
Other liabilities		22,858	35,779
Total noncurrent liabilities		82,998	101,674
EQUITY
Share capital		1,422,496	1,422,496
Capital reserve		404,933	6,400
Accumulated other comprehensive income		(242)	(651)
Retained earnings		1,492,829	1,314,638
Participation of non-controlling shareholders		3,903	-
Total equity		3,323,919	2,742,883
TOTAL LIABILITIES AND EQUITY		59,034,821	43,021,698

The accompanying notes are an integral part of these consolidated financial statements.

9

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Consolidated Statement of Income

Years ended December 31

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	2021	2020	2019
Revenue from services	13. a)	2,853,141	2,320,495	2,662,893
Costs of services	13. b)	(1,758,858)	(1,426,192)	(1,086,511)
Gross profit		1,094,283	894,303	1,576,382
Selling, General and Administrative expenses	14.a)	(444,281)	(348,540)	(440,668)
Other expenses, net	14.b)	(95,523)	(55,769)	(109,679)
Operating profit		554,479	489,994	1,026,035
Finance income, net	15.	8,529	6,193	73,826
Profit before income taxes		563,008	496,187	1,099,861
Current income tax and social contribution	10.1	(36,551)	(127,984)	(330,012)
Deferred income tax and social contribution	10.1	(50,533)	(7,190)	24,183
Net income for the year		475,924	361,013	794,032
Participation of non-controlling shareholders		267	-	-
Net income attributable to controlling shareholders		476,191	361,013	794,032

Basic and diluted earnings per share for profit attributable to common shareholders (in R$)	16	0.24	0.19	0.43
Basic and diluted earnings per share for profit attributable to preferred shareholders (in R$)	16	0.27	NA	NA

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Consolidated Statement of Comprehensive Income

Years ended December 31

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2021	2020	2019
Net income for the year	475,924	361,013	794,032
Change in fair value of financial instruments classified as Fair Value Through Other Comprehensive Income	620	(705)	202
Deferred income Tax	(211)	240	(69)
Total comprehensive income for the year	476,333	360,548	794,165

Total comprehensive income allocated to:
Controlling shareholders	476,600	360,548	794,165
Non-controlling interests	(267)	-	-
Total comprehensive income for the year	476,333	360,548	794,165

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Consolidated Statement of Changes in Equity

Years ended December 31

(In thousands of Brazilian reais - R$, unless otherwise stated)

				Retained earnings
	Note	Share capital	Capital reserves	Legal reserve	Statutory reserve	Accumulated profit	Accumulated other comprehensive income	Equity attributable to controlling interest	Participation of non-controlling shareholders	Total consolidated equity
Balance at December 31, 2018		1,189,503	6,400	82,351	1,278,721	-	(319)	2,556,656	-	2,556,656
Net income for the year		-	-	-	-	794,032	-	794,032	-	794,032
Allocation:
Legal reserve		-	-	29,269	-	(29,269)	-	-	-	-
Dividends		-	-	-	-	(139,022)	-	(139,022)	-	(139,022)
Reserve for dividend equalization		-	-	-	414,146	(414,146)	-	-	-	-
Reserve for working capital strengthening		-	-	-	211,595	(211,595)	-	-	-	-
Other comprehensive income		-	-	-	-	-	133	133	-	133
Balance at December 31, 2019		1,189,503	6,400	111,620	1,904,462	-	(186)	3,211,799	-	3,211,799
Net income for the year		-	-	-	-	361,013	-	361,013	-	361,013
Capital increase	12. a)	232,993	-	-	(232,993)	-	-	-	-	-
Allocation:
Legal reserve	12. b)	-	-	14,498	-	(14,498)	-	-	-	-
Dividends	12. c)	-	-	-	(760,361)	(69,103)	-	(829,464)	-	(829,464)
Reserve for dividend equalization	12. b)	-	-	-	138,706	(138,706)	-	-	-	-
Reserve for working capital strengthening	12. b)	-	-	-	138,706	(138,706)	-	-	-	-
Other comprehensive income		-	-	-	-	-	(465)	(465)	-	(465)
Balance at December 31, 2020		1,422,496	6,400	126,118	1,188,520	-	(651)	2,742,883	-	2,742,883
Net income for the year		-	-	-	-	476,191	-	476,191	(267)	475,924
Non-controlling interests on acquisition of subsidiary		-	-	-	-	-	-	-	4,170	4,170
Allocation:
Legal reserve	12. b)	-	-	23,688	-	(23,688)	-	-	-	-
Dividends and Interest on capital	12. c)	-	-	-	(211,175)	(86,825)	-	(298,000)	-	(298,000)
Reserve for dividend equalization	12. b)	-	-	-	182,839	(182,839)	-	-	-	-
Reserve for working capital strengthening	12. b)	-	-	-	182,839	(182,839)	-	-	-	-
Tax credit – spin-off	12. b)	-	398,533	-	-	-	-	398,533	-	398,533
Other comprehensive income		-	-	-	-	-	409	409	-	409
Balance at December 31, 2021		1,422,496	404,933	149,806	1,343,023	-	(242)	3,320,016	3,903	3,323,919

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Consolidated Statement of Cash Flows

Years ended December 31

(In thousands of Brazilian reais - R$, unless otherwise stated)

Cash flows from operating activities	Note	2021	2020	2019
Net income for the year		475,924	361,013	794,032
Adjustments to reconcile net income for the year to net cash generated by operating activities:		557,719	369,080	375,068
Depreciation and amortization		368,438	322,232	277,895
Foreign exchange gain (loss)		93	(16,467)	3,772
Provision for expected credit losses		3,408	21,517	73,338
Provision for labor, tax and civil risks		3,588	3,924	1,397
Loss from the sale of property and equipment and intangible		9,766	9,250	11,424
Provision for impairment (reversal)	7 e 8	9,121	(9,032)	18,420
Interest on Loans and borrowings	5.2 b) e 6	112,772	30,466	13,005
Deferred taxes	10.1	50,533	7,190	(24,183)
(Increase) decrease in operating assets:		(14,770,215)	(16,375,812)	(1,321,197)
Prepaid and recoverable taxes		(96,958)	(21,085)	(11,364)
Accounts receivable		(14,613,859)	(16,254,164)	(1,305,344)
Other assets		(59,398)	(100,563)	(4,489)
Increase (decrease) in operating liabilities:		12,745,552	16,073,741	(1,586,134)
Accounts payable		12,837,734	15,922,589	(1,701,899)
Income taxes payables and other tax payables (1)		101,227	(2,684)	(51,558)
Other liabilities		(76,499)	278,752	451,924
Income taxes paid		(116,910)	(124,916)	(284,601)
Net cash (used in) generated by operating activities:		(991,020)	428,022	(1,738,231)
Cash flows from investing activities
Financial investments		(414,238)	499,696	375,473
Disposal of subsidiary, net of cash sold		-	1,100	3,000

Purchase of property and equipment	8	(375,335)	(310,167)	(491,819)
Purchase of intangible assets	7	(48,637)	(92,760)	(142,087)
Payment for acquisition of subsidiary, net of cash acquired	7	(9,260)	-	-
Disposal of property and equipment and intangible assets	7 e 8	252	464	1
Net cash (used in) generated by investing activities		(847,218)	98,333	(255,432)
Cash flows from financing activities
Proceeds from Loans and Borrowings	5.2 b)	6,510,906	2,842,742	599,160
Payment of Loans and borrowings	5.2 b)	(4,164,474)	(2,399,622)	(50,054)
Payment of dividends		(29,227)	(867,746)	(131,339)
Interest on borrowings paid and lease liabilities	5.2 b)	(59,213)	(33,060)	(5,271)
Net cash generated (used in) by financing activities		2,257,992	(457,686)	412,496
Effect of exchange rate changes on cash and cash equivalents		(14,409)	(15,275)	(1,068)
Increase in cash and cash equivalents		405,345	53,394	(1,582,235)
Cash and cash equivalents at the beginning of the year	5.1 a)	265,096	211,702	1,793,937
Cash and cash equivalents at the end of the year	5.1 a)	670,441	265,096	211,702
Increase in cash and cash equivalents		405,345	53,394	(1,582,235)

(1) For better presentation purposes the disclosure items of "Deferred income tax and social contribution" and "Deferred taxes and contributions payable" have been reallocated to the item "Income taxes payables and other tax payables" in the operating activities.

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.         General Information

Getnet Adquirência e Serviços para Meios de Pagamento S.A. ("Getnet" or "Company" or "Parent"), formerly controlled by Banco Santander (Brasil) S.A. ("Banco Santander"), on February 25, 2021 had its partial spin-off approved, becoming indirectly controlled by Banco Santander S.A. ("Banco Santander Spain"). After, on November 11, 2021, it became controlled by PagoNxt Merchant Solutions S.L., ("PagoNxt Spain"), company that is also part of Santander Business Group ("Santander Group"), from the partial spin-off of the former controlling shareholders' interests.

The change in the ownership interest is part of a corporate reorganization of the Santander Group and does not present any change in the final controlling shareholders or in the management structure of the Company.

Getnet, constituted in the form of a corporation, domiciled on Av. Pres. Juscelino Kubitschek, 2041 Vila Nova Conceição – São Paulo - SP, operates in the market of acquiring and services for means of payment, regulated by the National Monetary Council (“CMN”) and the Central Bank of Brazil (“BACEN”), and its operations are mainly aimed at:

  Merchant acquisition revenue related to the accreditation for retailer and service providers establishments to accept credit and debit cards;
  Processing services revenue related to the capture, transmission and processing of data and information using a network consisting of different types of equipment;
  POS rental revenue related to installing, uninstalling, monitoring, supplying, providing maintenance, and leasing equipment used in transaction capture networks, such as Point-of-Sales (“POS”) devices;
  Recharges sale revenue where it acts as a distributor of telecommunication operators for the commercialization of telephony and data recharge digital credits.
  Profit share revenue that are recognized at the time of transfer of the respective prepayments by Santander Brazil (further details note 11);
  Other revenue from:  i) the management of payments and receipts in the establishments accredited to Getnet’s network; ii) developing and selling or licensing software, iii) selling products or distributing services from entities that provide registry information; iv) providing technical, commercial, and logistic infrastructure services for the businesses related to the receipt of bills from dealers, banks, and other collection documents and issuing electronic currency pursuant to the regulations of the BACEN by providing the following services: (a) management of prepaid payment accounts; (b) provision of payment transactions based on electronic currency transferred to prepaid payment accounts; and, (c) conversion of funds into physical or book currency, with the possibility of enabling its acceptance through the settlement in any prepaid payment account it manages.

The spin-off of Getnet from Banco Santander (Brasil) S.A.

On February 25, 2021, Banco Santander (Brasil) S.A. (“Santander Brazil”) informed its shareholders and the market of the approval by its Board of Executive Directors of the proposed segregation of the equity interests held by Santander Brazil in its wholly-owned subsidiary Getnet, through a spin-off from Santander Brazil, deliberated by its shareholders at an extraordinary shareholders’ meeting. Additionally, at the same date, Santander Brazil’s Supervisory Board issued a favorable opinion on the proposed spin-off.

After the approval of the studies and proposal from the Board of Directors of Santander Brazil, on March 31, 2021, the shareholders of Santander Brazil and Getnet approved the spin-off.  As a result, Getnet registered in its shareholders equity the portion of the net assets contributed from Santander Brazil spin-off, which correspond to the deferred tax asset registered in the amount of R$398,533 thousand. The operation became effective immediately upon the approval by the shareholders of both companies on March 31, 2021.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

Approval of Getnet spin-off from Santander Brazil by BACEN

On July 14, 2021, through the published statement in the Official Gazette No. 131, Section 3 of the BACEN, the competent board approved the incorporation of Santander Brazil's assets portion related to its participation in Getnet. The delivery of Getnet shares and units to Santander Brazil shareholders in Brazil, took place after the cut-off date for delivering the shares and units on October 15, 2021, with the delivery of shares on October 18, 2021.

Brazilian Securities and Exchange Commission - CVM and Securities and Exchange Commission – SEC approval the grant registration of the Getnet

On August 10, 2021, Getnet obtained the grant of issuer registration dealing with CVM Instruction n°. 480/09, in category "A" (permission to trade shares in the Brazilian stock exchange market), and on that date the approval of Getnet's registration of a publicly interest entity  by CVM. On August 5, 2021, B3 S.A. - Brasil, Bolsa, Balcão granted Getnet's listing request and admission to the trading of shares and Units issued by Getnet. In Brazil, the cut-off date for delivering the shares was October 15, 2021, with delivery of shares on October 18, 2021, before CVM and B3. The listing process on the U.S. Securities and Exchange Commission  (“SEC”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”) was concluded in October 2021 and the beginning of negotiations in the American market began on October 22, 2021.

On October 18, 2021 the Getnet shares (GETT11, GETT3 and GETT4) started to be traded at B3, and on October 22, 2021 the ADRs (GET) also started to be listed at Nasdaq, thus ending the spin-off process resolved at the Extraordinary Shareholders' Meeting held on March 31, 2021, since the Company's shares and units were delivered to the shareholders of Santander Brazil.

New subsidiary - Getnet Sociedade de Crédito Direto S.A

On February 12, 2021, Getnet received the authorization from BACEN to operate as a Direct Credit Corporation (Sociedade de Crédito Direto – “SCD”), as defined by the BACEN Resolution 4,656/18, following the expansion of our business to offer financial products such as loans directly to merchants during 2021.

Seeking to provide greater legal certainty to this “new Brazilian credit market", the applicable regulation requires SCDs to select their clients based on consistent, verifiable and transparent criteria, including relevant aspects of credit risk assessment. The SCDs are authorized to provide ancillary credit services, limited to an exhaustive list set forth in the regulation, encompassing: (i) credit analysis for third parties; (ii) collection of debts owed by third parties; (iii) acting as insurance representative in distribution of insurance related to credit transactions; and (iv) issuance of electronic currency. Notwithstanding, SCDs are prohibited from having equity interest in financial institutions, and restricted from raising funds from the public, except for the issuance of its own shares.

Transaction with Eyemobile Tecnologia Ltda.

On August 3, 2021 after the satisfaction of the applicable preceding conditions, the Company closed the transaction relating to Getnet's acquisition of interest in Eyemobile Tecnologia Ltda. ("Eyemobile"), with the subsequent corporate conversion of Eyemobile's and an increase in Eyemobile's capital, fully subscribed by Getnet (respectively “Transaction” and "Closing"). Eyemobile is a technology company that operates through the offer of software solutions focused on the payment market, points of sale (“POS”), cash front and events. After the closing, Getnet holds a 60% interest, acquired through a total of R$21.5 million paid in cash for the acquisition of: (i) equity interest of 44% (R$ 11.5 million) and capital increase (R$ 10.0 million) resulting in an increase in the level of ownership interest of 16%. In addition, Getnet may disburse an additional maximum amount of R$ 3.5 million conditioned to certain financial and operational achievements up to 18 months after the closing.

Approval of the financial statements

The consolidated financial statements were authorized for issue by the board of directors on March 09, 2022. The directors have the power to amend and reissue the consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

2.         Basis of preparation

The consolidated financial statements have been prepared taking into consideration the historical cost model as the base value, except in the case of certain financial assets and liabilities that are measured at fair value.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires Getnet’s management to exercise judgment in the process of applying the adopted accounting policies. Those areas involving a higher degree of judgment and complexity, as well as those where assumptions and estimates are significant to the consolidated financial statements, are disclosed in notes.

The consolidated financial statements have been prepared and are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(a)     Other information

c.1) Adoption of new standards and interpretations

The following standard changes were adopted for the first time for the year beginning January 1, 2021:

• Amendments to IFRS 9, IAS 39, IFRS 7 “Financial Instruments”, IFRS 4 “Insurance Contracts” and IFRS 16 “Leases”:

The changes provided for in Phase 2 of the interbank offered rates (“IBOR)” reform address issues that may affect the Financial Statements during the reform of a benchmark interest rate, including the effects of changes in contractual cash flows or hedging relationships arising from the substitution of a rate for a alternative reference rate (replacement issues). The effective date of application of this change was January 1, 2021. Therefore, the implementations above had no significant impact on these Financial Statements.

Rules and interpretations that will come into effect after December 31, 2021

The IASB has disclosed some amendments to certain accounting standards that are not yet effective, and the Company and its subsidiaries have not early adopted for the preparation of these consolidated financial statements.

Amendments to IFRS  10 Consolidated Financial Statements and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors interests in the new associate or joint venture.

The effective date of the amendments has not been set by the IASB yet; however, early adoption of the changes is allowed. Getnet is assessing the possible impacts of adopting this standard.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

 The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of settlement to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are effective retrospectively for annual periods beginning on or after January 1, 2023, with early adoption permitted. Getnet is assessing the possible impacts of adopting this standard.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 requirement that, for obligations within the scope of IAS 37, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Finally, the amendments add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

The amendments are effective for business combinations for which the date of acquisition is on or after the beginning of the first annual period beginning on or after January 1, 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier. Getnet is assessing the possible impacts of adopting this standard.

Amendments to IAS 16 Property, Plant and Equipment—Proceeds before Intended Use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories.

The amendments also clarify the meaning of ‘testing whether an asset is functioning properly’. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the comprehensive income statement, the financial statements should disclose the amounts of the resources and costs included in the income corresponding to the items produced that are not a product of the entity's ordinary activities, and whose item in the comprehensive income statement includes these resources and costs.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest annual period presented in the financial statements in which the entity first applies the amendments.

The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest annual period presented.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted. Getnet is assessing the possible impacts of adopting this standard.

Amendments to IAS 37 Onerous contracts—cost of fulfilling a contract

The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labor or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted. Getnet is assessing the possible impacts of adopting this standard.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

IFRS 17 Insurance Contracts

In May 2017, the IASB issued the IFRS for insurance contracts that aims to replace IFRS 4. The implementation date of IFRS 17 is January 1, 2023. This standard is intended to demonstrate greater transparency and information useful in financial statements, one of the main changes being the recognition of earnings as the measure of delivery of insurance services, in order to assess the performance of insurers over time. Getnet is evaluating the possible impacts when adopting the standard.

IAS 12 Income Taxes

The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendments to IAS 12 are effective as of January 1, 2023.

IAS 8 Accounting Policies, changes in accounting estimates and errors

Changes in accounting estimates and errors, which use a consistent definition of materiality for the purpose of making material judgements and deciding on the information to be included in the financial statements. The amendments to IAS 1 are effective as of January 1, 2023.

Annual Improvements to IFRS Standards 2018 - 2020 - to be adopted beginning January 1, 2022

IFRS 9 Financial Instruments

The amendment clarifies that in applying the ‘10 percent’ test to assess whether to derecognize a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

The amendment is applied prospectively to modifications and exchanges that occur on or after the date the entity first applies the amendment.

The amendment is effective for annual periods beginning on or after January 1, 2022, with early application permitted. Getnet is assessing the possible impacts of adopting this standard.

According to management’s opinion, there are no other standards or interpretations issued and not yet adopted that could have a material impact on the profit or loss for the year or the equity disclosed by the Company and its subsidiaries.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

2.1. Consolidation

The Company consolidates all entities over which it has the capacity to exercise control, i.e., when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to direct the investee’s relevant operations.

The subsidiaries included in consolidation are the following:

Subsidiary	Type	Equity interest %
Auttar H.U.T. Processamento de Dados Ltda. (“Auttar”)	Subsidiary	100%
Getnet Sociedade de Crédito Direto S.A (“SCD”)	Subsidiary	100%
Eyemobile Tecnologia S.A. (“Eyemobile”) (1)	Subsidiary	60%

(1)   On May 12, 2021, Getnet Adquirência e Serviços para Meios de Pagamentos S.A. entered into an investment and other agreements with Eyemobile, as consenting intervening party, establishing the terms of the negotiation for the purchase and sale of the shares representing Eyemobile's capital stock. The control acquisition was concluded on August 3, 2021, so that Getnet now holds 60% of Eyemobile's voting shares for the amount of R$19,415, corresponding to the equity value of the shares on the purchase date, plus the amount of the contribution of the shares paid up upon subscription. The Company's corporate purpose is to explore the development and licensing of customizable computer programs, the rental of office machines and equipment, and the specialized retail trade of computer equipment and supplies.

Accounting policy

The accounting policies below are applied in the preparation of the consolidated financial statements:

Subsidiaries

Subsidiaries are all entities over which Getnet holds control. Subsidiaries are consolidated from the date on which control is transferred to Getnet. Consolidation is discontinued when control no longer exists.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

Identifiable assets acquired and liabilities and contingent liabilities assumed in the acquisition of a subsidiary are initially measured at their fair values at the acquisition date.

All intragroup transactions, balances and unrealized gains are eliminated on consolidation.  Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The subsidiaries’ accounting policies are amended according to Getnet’s accounting policies, as applicable.

2.2. Functional and presentation currency

Items included in the financial statements of each investee controlled by Getnet are measured using the currency of the main economic environment in which it operates (“functional currency”).

The consolidated financial statements are presented in Brazilian reais (R$), which is Getnet’s functional and presentation currency.

3.         Segment Reporting

A business segment is an identifiable component of the entity that is intended to provide an individual product or service or a group of related products or services, and which is subject to risks and benefits that are distinguishable from other business segments.

Operating segment reporting is presented in a manner consistent with the internal reporting provided to the chief operating decision maker, in the case of Getnet, the Chief Executive Officer (“CEO”), in which he reviews items of the Consolidated Statement of Income and other comprehensive income. The CEO takes into consideration the entire Company as a single operating and reportable segment by monitoring operations, making decisions about resource allocation, financial and strategic planning, and performance evaluation based on a single operating segment. The CEO formally reviews financial data material for the Company and its subsidiaries.

The Company's revenue, profit or loss, and assets for this reportable segment can be determined by reference to the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, and the Consolidated Balance Sheet.

4.         Risk Management

Getnet’s shareholders and management consider risk management an essential tool for strategic decision making, including for maximizing efficiency in the use of capital in Getnet‘s operations.

Getnet established its policies, systems and internal control to ensure a continual mitigation of possible risks and/or the realization of losses arising from exposure to credit, liquidity, market, and operational risks.

a)Credit risk: Credit risk is the risk that a financial loss due to a counterparty failing to fulfill its obligations under a financial instrument or accounts receivable, leading to a financial loss for the Company. The Company is exposed to credit risk from its operating activities, mainly related to accounts receivable and also cash and cash equivalents and derivative financial instruments. c. In merchant acquisition transactions, the card issuers are required to pay Getnet the amounts arising on to the transactions carried out by the cardholders so that the payment of such amounts to the accredited merchants can be made; therefore, Getnet is exposed to the credit risk of the card issuers and the greatest exposure to credit risk is correlated to the transactions recorded in the Other customer receivables lines presented in note 5.1 c). For the management of loss risks arising from accounts receivable, Getnet applies a simplified approach in calculating expected credit losses (“ECLs”), therefore, the Company instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

b)Liquidity risk: The liquidity risk management policy aims at ensuring that the risks that affect the implementation of Getnet’s strategies and goals are continuously assessed. Getnet manages the liquidity risk by setting the necessary tools for its management in normal or crisis scenarios. The frequent monitoring aims at mitigating possible maturity mismatches by allowing corrective actions, if necessary. Getnet’s approach to liquidity management is to ensure that it always has enough funds to discharge its obligations on due date, under normal and stress conditions, in order to avoid unacceptable losses or losses resulting in undue exposure of Getnet’s reputation. The cash flow forecasting is performed by the treasury department which monitors rolling forecasts of the Company’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times in order to the Company does not breach covenants (where applicable). The liquidity risk management is performed to : (i) measuring liquidity risk, the Company has tools to control the cash flow forecasting to ensure that Getnet has sufficient cash to meet operational needs; (ii) daily monitoring the cash needs, segregated into liquidity buffer and free movement cash, ensuring that they are consistent with the policies and minimum amounts decided by the management; (iii) limits and liquidity risk alerts, monitored monthly by the management and by the controller where the available amounts and the projection of possible gaps over a 90-day horizon are measured; (iv) contingency plan test is conducted every six months, whereby previously approved credit agreements with other financial institutions  are contracted for possible emergency cover.

c)Interest rate risk: This risk arises from the possible losses of Getnet’s asset values due to fluctuations in sovereign interest rates. Getnet is exposed to interest rate risk due to short-term settlements of accounts receivable, mismatch between transaction settlements and the transfers from the credit card companies, and possible difficulty to raise funds. In addition to the financial risk generated by a possible decrease in the spreads due to a possible increase in borrowing costs. The Company manages the interest rate risk by maintaining a diversification of borrowing at fixed and variable rates.

d)Exchange rate risk: Corresponds to the possibility of loss of value due to exchange rate fluctuations from transactions or recognized assets or liabilities denominated in a currency different from the Getnet’s functional currency. The exposure to foreign exchange rate risk by Getnet arises substantially from receivables from international card issuers, cash and cash and equivalents in foreign exchange. Getnet has operating expenses that are settled in U.S. Dollars, mainly from purchasing equipment which are indexed to U.S. Dollars and resold in Brazilian reais and costs of hiring IT suppliers paid in U.S. Dollars. Due to the low volume of transactions subject to exchange rate fluctuation. At December 31, 2021 and 2020, Getnet is not materially exposed to the foreign exchange rate risk due the short-term and low amount outstanding at the end of each month.

e)Capital management: The current Liquidity and Market Risk Management Policy, Getnet follows the BACEN Resolution Nº 4,557, issued on February 23, 2017, which provides for Risk Management and Capital Management Structure, making efficient use of capital as an indispensable component of the business decision-making process, and its management is a factor of competitive differentiation. With integrated risk management, this practice supports the Company's projected growth, besides increasing its profitability, and has the following drivers (i) efficient use of capital, through allocation in businesses considering risk versus return; (ii) optimization of capital allocated in business and products of greater profitability; (iii) integrated risk management ensuring the position of soundness in the market, by adopting the best management practices and risk mitigation.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

5.         Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Company’s classifies financial instruments into the following categories:

	December 31, 2021			December 31, 2020
	Amortized cost	Fair value through other comprehensive income	Total	Amortized cost	Fair value through other comprehensive income	Total
Financial assets
Current
Cash and cash equivalents	670,441	-	670,441	265,096	-	265,096
Financial investments	875,240	555,413	1,430,653	393,783	531,600	925,383
Accounts receivable	54,578,684	-	54,578,684	39,968,233	-	39,968,233
Other assets	200,491	-	200,491	205,718	-	205,718
Total financial assets	56,324,856	555,413	56,880,269	40,832,830	531,600	41,364,430

Financial liabilities
Current/Non-current
Accounts payable	51,610,405	-	51,610,405	38,767,156	-	38,767,156
Loans and borrowings	3,489,858	-	3,489,858	1,091,157	-	1,091,157
Lease liabilities	26,315	-	26,315	23,049	-	23,049
Other liabilities	236,990	-	236,990	307,205	-	307,205
Total financial liabilities	55,363,568	-	55,363,568	40,188,567	-	40,188,567

5.1                Financial assets

(a)     Cash and cash equivalents

	12/31/2021	12/31/2020
Cash	229	41
Short-term bank deposits	646,304	255,407
Foreign currency cash and investments abroad(1)	23,908	9,648
Total	670,441	265,096

(1) Refers to highly liquid financial investments in U.S. Dollars.

(b)    Financial investments

	12/31/2021	12/31/2020
Brazilian treasury bonds (1)	555,413	531,600
Short-term investment (2)	875,240	393,783
Total	1,430,653	925,383

(1) Consists of investments in Brazilian Treasury Bonds ("LFTs") with an interest rate of 99.04% of the Basic Interest Rate (SELIC –9.25% and 2.0% for the year ended December 31, 2021 and December 2020, respectively), invested to comply with certain requirements for authorized payment institutions as set forth by the BACEN regulation. This financial asset was classified at fair value through other comprehensive income.

(2) Refer to the amounts invested in the SBAC Investment Fund, remunerated at DI rate (the Brazilian interbank deposit rate), where Getnet holds participation units. The underlying assets of the fund comprises substantially in public securities and repo with high liquidity (Level 1 – Further details note 5.3).

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

              (c) Accounts receivable

	12/31/2021	12/31/2020
Accounts receivable from card issuers	54,131,057	39,610,114
Other accounts receivable from clients	509,359	416,443
Provision for expected credit losses	(61,732)	(58,324)
Total	54,578,684	39,968,233

Movements in the provision for expected credit losses

	12/31/2021	12/31/2020	12/31/2019
Opening balance	58,324	66,564	75,109
Additions	67,351	69,789	83,293
Reversals	(63,943)	(78,029)	(91,838)
Closing balance	61,732	58,324	66,564

Accounting policy

Financial assets are classified into the following categories: (i) amortized cost; (ii) fair value through other comprehensive income; and (iii) fair value through profit or loss. The basis for classification depends on the Company’s business financial assets management model and the contractual cash flow characteristics of the financial asset. The classifications of the financial assets are detailed below:

Amortized cost

Held within the business model in order to collect to collect contractual cash flows; these cash flows represent solely payments of principal and interest and are, therefore, initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, less provisions for reduction to recoverable amount.

Interest income from these financial assets is recognized in finance income. Any gains or losses due to the write-off of the asset are recognized directly in the profit or loss, together with foreign exchange gains and losses. Impairment losses are presented separately in the Consolidated Statement of Income.

Fair value through other comprehensive income (FVOCI)

A financial asset is measured at fair value through comprehensive income if it meets the concept of principal and interest only payments and is held within the business model whose objective is to both, collecting contractual cash flows and selling the financial assets.

Changes in carrying amount are recognized in other comprehensive income, except for the recognition of impairment gains or losses, interest income, and foreign exchange gains and losses, which are recognized in the profit or loss. When the financial asset is derecognized, the cumulative gains or losses that had been previously recognized in other comprehensive income are reclassified from equity to profit or loss. Interest income from these financial assets is recognized in finance income using the effective interest method.

Fair value through profit or loss (FVPL)

Assets are measured at fair value through profit or loss when they do not meet the criteria to be classified at amortized cost or at fair value through other comprehensive income or when on initial recognition was designated to eliminate or reduce an accounting mismatch. Any exchange gains or losses are recognized in the Consolidate Statement of Income.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

Derecognition of financial assets

The Company derecognizes financial assets when the contractual rights to the cash flows from investing activities expire or when it transfers the investments and substantially all the risks and rewards of ownership to another entity.

Expected credit losses

Getnet assesses, on a prospective basis at each reporting date, the expected credit losses on financial assets carried at amortized cost and at fair value through other comprehensive income.

The impairment assessment methodology applied depends on whether there is a significant increase in credit risk and the loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. Expected cash flows will include cash flows from the sale of collaterals held or other credit enhancements that are integral to the contractual terms.

The Company recognizes an allowance for ECLs for all financial assets not measured at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that Getnet expects to receive, discounted at an approximation of the original effective interest rate. Getnet applies a simplified approach in calculating ECLs, therefore, Getnet instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

For accounts receivable, Getnet applies the simplified approach as permitted by IFRS 9 by recognizing lifetime expected credit losses from the initial recognition of the receivables.

Estimates and critical accounting judgments

Financial assets measured at amortized cost and fair value through other comprehensive income are tested for impairment at the end of each annual reporting period. The carrying amounts of these assets are adjusted by the loss allowance as a contra entry to the Consolidated Statement of Income. The reversal of previously recognized losses is recognized in the Consolidated Statement of Income in the year in which the impairment decreases and can be objectively related to a recovery event. The amount recorded in the Consolidated Statement of Income in the line item ‘Other expenses, net’ is disclosed in table ‘Movements in the provision for expected credit losses’ in the note 5.1(c).

5.2                Financial liabilities

a)       Accounts payable

	12/31/2021	12/31/2020
Payment transactions (1)	50,980,629	38,241,934
Other financial liabilities (2)	629,776	525,222
Total	51,610,405	38,767,156

(1) Refers mainly to payment transactions with Santander Brazil (related party) in the amount of R$ 18,858,043 on December 31, 2021 and R$ 17,474,617 on December 31, 2020 (further details note 11) and commercial establishments.

(2) Amounts to be paid as an interchange fee and amounts that are under analysis for approval of settlement.

b)       Loans and borrowings

	12/31/2021	12/31/2020
Financial liabilities at amortized cost(1)	3,489,858	1,091,157
Total	3,489,858	1,091,157

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

(1)      Includes Brazilian real-denominated transactions with credit institutions resulting from loan and financing credit facilities and on lending in Brazil (BNDES/ FINAME).

The increase in loan obligations for the year was due to the raising of working capital to support the Company's operational activities, which had the strategy of expanding the offer of receivables anticipation products.

The types of operations and rates used are listed below:

	Rate	Maturity	12/31/2021	12/31/2020
Working capital financing (1)	110.63% of the CDI(2)	02/22	2,993,507	1,051,358
Working capital financing	9.16% of the CDI(2)	01/22	457,416	-
BNDES/ FINAME	3.75% p.y + Long Term Interest Rate	-	-	2,957
Other financing	11.11% - 11.15% p.y.	05/24 - 02/25	38,935	36,842
Total			3,489,858	1,091,157

(1)    Related to Santander Brazil transaction. See note 11 for further details.

(2)    CDI rate means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil. Refer to note 19 for further details.

Movements in loans and borrowings in the year

Balance at December 31, 2018	96,570
Additions	599,160
Principal payments	(50,054)
Accrued interest	12,140
Interest paid	(5,271)
Balance at December 31, 2019	652,545
Additions	2,842,742
Principal payments	(2,399,622)
Accrued interest	28,552
Interest paid	(33,060)
Balance at December 31, 2020	1,091,157
Additions	6,511,673
Principal payments	(4,164,474)
Accrued interest	110,715
Interest paid	(59,213)
Balance at December 31, 2021	3,489,858

Debt breakdown (by maturity)

	December 31, 2021				December 31, 2020
	Up to 3 months	3-12 months	Over 12 months	Total	Up to 3 months	3-12 months	Over 12 months	Total
Loans and borrowings from domestic financial institutions	3,454,903	9,813	25,142	3,489,858	1,058,034	5,313	27,810	1,091,157

Accounting policy

On initial recognition, financial liabilities are classified as (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost, as appropriate.

Amortized cost

Initially measured at fair value, net of transaction costs, and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on a in profit or loss.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

Gains and losses from these financial liabilities are recognized in the Consolidated Statement of Income.

5.3              Fair value estimation

The table below presents a comparison by class between book value and fair value of the financial instruments:

	December 31, 2021
	Book value			Fair value
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Cash and cash equivalents	670,441	-	670,441	670,441	-	670,441
Financial investments	1,430,653	-	1,430,653	1,430,653	-	1,430,653
Accounts receivable	-	54,578,684	54,578,684	-	54,578,684	54,578,684
Other assets	-	200,491	200,491	-	200,491	200,491
Total financial assets	2,101,094	54,779,175	56,880,269	2,101,094	54,779,175	56,880,269

Financial liabilities
Accounts payable	-	51,610,405	51,610,405	-	51,610,405	51,610,405
Loans and borrowings	-	3,489,858	3,489,858	-	3,489,858	3,489,858
Lease liabilities	-	26,315	26,315	-	26,315	26,315
Other liabilities	-	236,990	236,990	-	236,990	236,990
Total financial liabilities	-	55,363,568	55,363,568	-	55,363,568	55,363,568

	December 31, 2020
	Book value			Fair value
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Cash and cash equivalents	265,096	-	265,096	265,096	-	265,096
Financial investments	925,383	-	925,383	925,383	-	925,383
Accounts receivable	-	39,968,233	39,968,233	-	39,968,233	39,968,233
Other assets	-	205,718	205,718	-	205,718	205,718
Total financial assets	1,190,479	40,173,951	41,364,430	1,190,479	40,173,951	41,364,430

Financial liabilities
Accounts payable	-	38,767,156	38,767,156	-	38,767,156	38,767,156
Loans and borrowings	-	1,091,157	1,091,157	-	1,091,157	1,091,157
Lease liabilities	-	23,049	23,049	-	23,049	23,049
Other liabilities	-	307,205	307,205	-	307,205	307,205
Total financial liabilities	-	40,188,567	40,188,567	-	40,188,567	40,188,567

(1) The carrying values of Other assets are measured at amortized cost, less the provision for impairment and adjustment to present value, when applicable. These amounts refer mainly to judicial deposit, protection deposit of BACEN.

(2) The carrying values of Other liabilities are measured at amortized cost. These amounts refer mainly to payables to suppliers.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

The fair value of the financial assets and the liabilities are substantially similar to their book value.

Accounting policy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the major or most advantageous market, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure and disclose fair value, as shown below:

  Level 1—Prices quoted (unadjusted) in active markets for identical assets or liabilities. For investments in investment funds, the price of the fund unit share is an appropriate indicator of fair value and falls into this fair value hierarchy category. For the financial investments, fair value is determined based on the interbank deposit interest rate (DI), released to the market through official agencies (Cetip, BACEN, etc.), and from the fund unit value published by CVM, respectively.

  Level 2—Inputs, other than quoted prices included in Level 1, that are observable in the market for assets or liabilities, either directly (such as prices) or indirectly (derived from prices). This category includes (i) accounts receivable; (ii) loans and borrowings; and (iii) other assets and other liabilities. For loans and borrowings, fair value was determined using the expected payment of principal and interest until maturity at the contractual rates.

  Level 3—Inputs on assets or liabilities that are not based on observable data adopted by the market (i.e., unobservable inputs). The valuation technique for the fair values of the other financial instruments classified as Level 3 is the discounted cash flow method. Getnet does not have assets or liabilities measured at Level 3 fair value.

Estimates and critical accounting judgments

Financial assets and liabilities are subsequently measured at the end of each annual period using valuation techniques. This calculation is based on assumptions that take into consideration the Company’s judgment based on information and market conditions existing at the end of the reporting period.

Getnet classifies the fair value measurement using a hierarchy that reflects the model used in the measurement process, segregating the financial instruments into levels 1, 2 or 3.

5.4              Sensitivity analysis

The following analysis estimates the potential value of the financial instruments in hypothetical stress scenarios of the main market risk factors (fixed interest rate and foreign currency risk: exposure subject to exchange fluctuations) that impact each position. This analysis was performed according to topics presented in footnote 4 d).

Sensitivity analysis of changes in foreign exchange rates

	December 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	23,951	9,688
Accounts receivable	22,181	20,707
Other assets	139	-
Liabilities
Accounts payable	-	-
Net exposure	46,271	30,395

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2021
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	4,627	11,568	23,136

	December 31, 2020
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	3,039	7,599	15,197

Translation rates in the year ended:	USD:BRL
12/31/2021	5.5805
12/31/2020	5.1967

Analysis rates in the years ending in:	SELIC
12/31/2021	9.15% p.y
12/31/2020	1.90% p.y

Sensitivity analysis of changes in interest rates

	December 31, 2021	December 31, 2020
Assets
Financial investments	1,430,566	925,383
Accounts receivable and other assets	182,245	72,575
Liabilities
Loans and borrowings	(3,450,483)	(1,051,358)
Net exposure	(1,837,672)	(53,400)

		December 31, 2021
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	(16,815)	(42,037)	(84,073)

		December 31, 2020
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	(101)	(254)	(507)

Probable Scenario: taking into account a 10% deterioration in the associated risk variables.

Possible Scenario: taking into account a 25% deterioration in the associated risk variables.

Remote Scenario: taking into account a 50% deterioration in the associated risk variables.

Accounting policy

Sensitivity analysis to foreign currency

The sensitivity analysis includes outstanding monetary items and foreign currency-denominated transaction (U.S. Dollars), such as loans and borrowings, and adjusts their translation at the end of each year by the exchange rates, taking into account the changes shown above.

Sensitivity analysis to changes in interest rates

The yield on short-term investments and the interest from loans are mainly affected by changes in the interbank deposit interest rate (DI) and SELIC.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.        Leases

(a)	Balances recognized in the balance sheet

The balance sheet discloses the following lease-related balances:

Right-of-use-asset
December 31, 2018	21,172
Additions and contractual changes	12,659
Depreciation	(3,829)
December 31, 2019	30,002

Additions and contractual changes	(2,731)
Depreciation	(5,366)
December 31, 2020	21,905

December 31, 2020	21,905
Additions and contractual changes	7,205
Depreciation	(3,407)
December 31, 2021	25,703

Lease liabilities
December 31, 2018	22,842
Additions and contractual changes	15,121
Payments	(8,199)
Interest	865
December 31, 2019	30,629
Additions and contractual changes	(2,801)
Payments	(6,693)
Interest	1,914
December 31, 2020	23,049

December 31, 2020	23,049
Additions and contractual changes	5,364
Payments	(4,155)
Interest	2,057
December 31, 2021	26,315

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Expenses recognized in the consolidated statement of income

December 31, 2019
Depreciation	3,829
Interest expense	865
Total	4,694

December 31, 2020
Depreciation	5,366
Interest expense	1,914
Total	7,280

December 31, 2021
Depreciation	3,407
Interest expense	2,057
Total	5,464

Payments of short-term leases

In December 31, 2021 and December 31, 2020 there were no short-term contract expenses (R$294 at December 31, 2019, recognized under ‘General and Administrative Expenses’).

Accounting policy

Getnet leases several floors of office buildings for its administrative departments. Leases are recognized as a right-of-use asset and a corresponding lease liability on the date the leased asset becomes available for use by Getnet.

Each lease payment is allocated between principal and finance costs. Finance costs are recognized in the Consolidated Statement of Income over the lease term. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured at present value.

Lease liabilities include the net present value of the following lease payments:

  Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable.
  Variable lease payments that depend on an index or rate.
  Amounts expected to be payable by the Getnet, under the residual value guarantees.
  The exercise price of purchase options, if Getnet is reasonably certain to exercise the options.
  Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

Lease payments are discounted using Getnet’s incremental borrowing rate, which is the rate Getnet would have to pay on a loan to obtain the funds necessary to acquire an asset of similar value, in a similar economic environment, under equivalent terms and conditions.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

Right-of-use assets are measured at cost, according to the following items:

  The initial measurement amount of the lease liability.
  Any lease payments made on or before the commencement date, less any lease incentives received.
  Any initial direct costs.
  Restoration costs.

Getnet’s property leases include extension options. These terms are used to maximize operational flexibility in terms of contract management.

Payments associated with short-term property leases are recognized on the straight-line basis as an expense in profit or loss. Short-term leases are leases with term of 12 months or less.

Estimates and critical accounting judgments

Incremental rate on the lessee’s borrowing

There is no identifiable implicit discount rate to be applied to Getnet’s lease contracts; therefore, Getnet’s incremental borrowing rate is used to calculate the present value of lease liabilities at initial contract recognition.

Getnet’s incremental borrowing rate is the interest rate Getnet would have to pay to borrow the funds necessary to obtain to acquire an asset similar to the leased asset, for a similar term, and with similar collateral, i.e., funds necessary to obtain to obtain an asset with similar value of the right-of-use asset, in a similar economic environment.

Obtaining this rate involves a high degree of judgment and the credit risk of Getnet, the term of the lease, the nature and quality of the collateral offered, and the economic environment in which the transaction is conducted must be taken into consideration. The rate-setting process preferably uses readily observable inputs, based on which the lessee must make the necessary adjustments to arrive at its incremental borrowing rate.

IFRS 16 allows the incremental rate to be determined for a group of contracts, since this option is associated with the validation that the grouped contracts have similar features.

Getnet has made use the aforementioned practical expedient of determining groupings for its leases within the same scoped, as it believes that the effects of its application do not differ materially from the application to individual leases.

Getnet’s criteria regarding the incremental interest rate were:

  Risk-free rate: benchmark rate of the market where the Company operates.
  Credit spread: the spread of the most recent borrowings and the same currency was used.

Determining the lease term

To determine the lease term, management takes into account all facts and circumstances that create an economic incentive to exercise an extension option or not to exercise a termination option. Extension options (or periods after termination options) are included in the lease term only when there is reasonable certainty that the lease will be extended (or will not be terminated).

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

7.         Intangible Assets

	12/31/2021	12/31/2020
Goodwill Getnet Tecnologia	669,831	669,831
Goodwill Eyemobile	18,659	-
Other intangible assets	196,593	163,976
Total	885,083	833,807

a)

Goodwill

Getnet Tecnologia – Refers to the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A Ltda (“Getnet Tecnologia”). in 2014, which was subsequently legally merged with Getnet. Getnet Tecnologia was a subsidiary merchant acquisition and processing services company of Santander Brazil, which passed its merchant acquisition business to Getnet after the acquisition. The goodwill resulting from this operation is tax deductible and has been fully offset in the income tax and social contribution calculations until the end of the year December 31, 2020, see note 10.1.

Eyemobile – As described in note 2, the amount paid for the acquisition of 60% of Eyemobile was R$ 19,415. In addition to this amount, an amount of R$ 5,500 was recorded as contingent consideration, a total consideration of R$ 24,915 as defined in IFRS 3. The acquired book value of net assets acquired from Eyemobile on the acquisition date was R$ 6,256, which generated a goodwill of R$ 18,659, as shown below:

Goodwill Eyemobile

Acquisition value paid in cash	9,415
Paid-in capital at the time of subscription	10,000
Contingent consideration	5,500
Total consideration (a)	24,915
Total net book value	10,426
Interest	60%
Net book value of the assets acquired and liabilities assumed (b)	6,256
Goodwill to be allocated (a - b)	18,659

Net cash outflow on acquisition of Eyemobile
Consideration paid in cash	(9,415)
Paid-in capital at the time of subscription	(10,000)
Cash and cash equivalents acquired from Eyemobile	10,155
Net consideration presented in the statement of cash flows	(9,260)

Amounts presented above are preliminary and are subject to change upon the conclusion of the ongoing work of the purchase price allocation. The Company expects to conclude the allocation in the first quarter of 2022 within the measurement period of twelve months.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

b)	Other intangible assets

Acquisition cost	12/31/2020	Additions	Disposals/ Transfers	Eyemobile Acquisition(1)	12/31/2021
Software and software licenses	369,239	1,968	26,799	605	398,611
Systems in development	70,311	46,669	(9,596)	-	107,384
Provision for impairment	(1,077)	(3,376)	-	-	(4,453)
Total	438,473	45,261	17,203	605	501,542

Accumulated amortization	12/31/2020	Additions	Disposals/ Transfers	Eyemobile Acquisition(1)	12/31/2021
Software and license amortization	(274,497)	(30,452)	-	-	(304,949)
Total	(274,497)	(30,452)	-	-	(304,949)
Total, net	163,976	14,809	17,203	605	196,593

(1)      Consolidated opening balances referring to the acquisition of Eyemobile.

Acquisition cost	12/31/2019	Additions	Disposals/ Transfers	12/31/2020
Software and software licenses	296,805	36,459	35,975	369,239
Systems in development	48,512	56,301	(34,502)	70,311
Provision for impairment	(2,319)	(104)	1,346	(1,077)
Total	342,998	92,656	2,819	438,473

Accumulated amortization	12/31/2019	Additions	Disposals/ Transfers	12/31/2020
Software and license amortization	(203,498)	(39,221)	(31,778)	(274,497)
Total	(203,498)	(39,221)	(31,778)	(274,497)
Total, net	139,500	53,435	(28,959)	163,976

c)	Software and licenses

In-house developed software is represented by solutions for capturing and processing debit and credit card transactions and cellphone recharging, which are fully operational. The useful lives of the related intangible assets are five years. The use licenses have a useful life ranging from 5 to 10 years. Software and licenses are classified as intangible assets with finite useful lives, prospectively amortized on a straight-line basis, as shown in the table below:

Useful life – 2020 (in years)
Software	5
Licenses	5 to 10 years

Accounting policy

Intangible assets represent identifiable non-monetary assets (separable from other assets), without physical substance, arising from business combinations, in-house developed software, or use licenses with finite or indefinite useful lives. Only assets whose cost can be reliably estimated and which the consolidated entities consider to be probable that they will generate future economic benefits are recognized.

Intangible assets are initially recognized at purchase or production cost and are subsequently measured less any accumulated amortization and any impairment losses.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

Other intangible assets are considered to have indefinite useful lives when, based on a review of all relevant factors, it is concluded that there is no foreseeable limit to the period over which an asset is expected to generate cash inflows for the Company.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each annual period, the entity reviews the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, the change should be accounted for as a change in accounting estimate. Goodwill impairment assessment is performed annually or more frequently if events or changes in circumstances indicate possible impairment.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate property and equipment. Amortization expenses are recognized in line item ‘Depreciation and amortization’ in the Consolidated Statement of Income.

At the end of each year, Getnet assesses whether there is indication that its intangible assets might be impaired, i.e., whether the carrying amount of an asset exceeds its probable realizable value. If an impairment loss is identified, the recoverable amount is written down until it reaches the asset’s realizable value.

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount, which is the higher of an asset's fair value less costs of disposal or its value in use.

Goodwill on acquisitions

When an investment in a subsidiary is acquired, any difference between the investment cost and the investor’s share of the net fair value of the investee’s identifiable assets, liabilities, and contingent liabilities (subsidiary or associate) is accounted for in accordance with IFRS 3.

Goodwill is recognized only when the amount of the consideration transferred for an investee exceeds its fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits from assets of the acquiree that cannot be individually identified and separately recognized.

The net fair value adjustments to an investee’s identifiable assets, liabilities and contingent liabilities based on their carrying amounts are individually allocated to the identifiable assets acquired and liabilities assumed based on their respective fair values at the acquisition date.

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually to identify any impairment. Impairment reviews of goodwill are performed annually or more frequently if events or changes in circumstances indicate possible impairment. At December 31, 2021 and December 31, 2020, Getnet has not identified the need to make any adjustments for impairment.

Internally generated intangible asset

Expenditure on research activities is recognized as an expense for the year when incurred. The expenses with projects that are not activated are recognized in the line of Selling, General and Administrative expenses.

When an internally generated intangible asset can be recognized, development expenditure is capitalized in intangible asset in the balance sheet, and amortized in the line item ‘Cost of services’ for POS software and in the line item ‘Selling, General and Administrative expenses’ for other intangible assets, in the ‘Consolidated Statement of Income’.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

Systems in development

Getnet capitalizes expenses that are directly related to the internal development of software for their own operations, provided that the aspects required for recognition are met. The main expenses are related to internal labor for the development of the systems used by Getnet. Research expenditure is recorded as expenses when incurred. These projects evolve through an assessment of the IT and Accounting areas in order to verify their adherence to IAS 38 and whether they should be classified as Intangible Assets or Expenses. For further details refer to note 14 – (technology and systems).

The provision for impairment of intangible assets is recognized according to the probable losses identified between the activated software and the systems in development. Getnet, through a technical team, monitors the performance of the systems taking into consideration technological and market aspects related to the continuity of the operation.

Estimates and critical accounting judgments

The goodwill recorded is subject to impairment testing at least once a year, or more frequently if there is any indication of impairment.

The basis used for the impairment test is the value in use and, for this purpose, the cash flow for a period of 5 years is estimated. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rate, inflation, Gross Domestic Product - GDP and others; (ii) market growth and behavior and estimates; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to perpetuity flows. The discount rate used is represented by the Weighted Average Capital Cost (WACC), which represents the minimum cost that the shareholder would be willing to invest in a similar sector company.

Main premises:	2021	2020
Bases for determining recoverable value	Values in use: cash flows
Period of cash flow projections	5 years	5 years
Perpetual growth rate	3.00%	3.00%
Discount rate	11.16%	8.56%

The adoption of these estimates involves the probability of occurrence of future events and the change of any of these factors could have a different result. The cash flow estimate is based on an appraisal prepared internally by an independent specialized firm, annually or whenever there are indications that the asset might be impaired, which is reviewed and approved by management.

Getnet uses an estimated useful life to calculate and record the amortization applied to its intangible assets.

The amortization of software and software licenses is defined based on the effective period of the license contracted. The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits for Getnet.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

8.         Property and Equipment

As at December 31, 2021 and 2020 and December 31, 2019 and 2020, property and equipment are broken down as follows:

	12/31/2020	Additions	Disposals/ Transfers	Eyemobile Acquisition(1)	12/31/2021
Point of Sale (POS) terminals	1,416,636	338,201	(300,135)	-	1,454,702
Computers and peripherals	201,358	36,766	296	46	238,466
Own properties	8,606	-	-	-	8,606
Furniture and fixtures	7,513	261	(264)	118	7,628
Land	2,766	-	-	-	2,766
Improvements in own properties	1,088	107	(55)	10	1,150
Leasehold improvements	6,203	-	(36)	-	6,167
Telecommunications equipment	1,862	-	(1,145)	7	724
Provision for impairment	(29,685)	(6,143)	398	-	(35,430)
Total	1,616,347	369,192	(300,941)	181	1,684,779

	12/31/2020	Additions	Disposals/ Transfers	Eyemobile Acquisition(1)	12/31/2021
Depreciation Point of Sale terminals	(900,901)	(289,270)	282,905	-	(907,266)
Depreciation Computers and peripherals	(89,704)	(44,041)	695	-	(133,050)
Depreciation of own properties	(1,950)	(345)	-	-	(2,295)
Depreciation of furniture and fixtures	(2,890)	(720)	223	-	(3,387)
Depreciation of improvements in own properties	(565)	(105)	-	-	(670)
Depreciation of leasehold improvements	(5,715)	(82)	-	-	(5,797)
Depreciation of telecommunications equipment	(761)	(16)	61	-	(716)
Total	(1,002,486)	(334,579)	283,884	-	(1,053,181)
Total, net	613,861	34,613	(17,057)	181	631,598

(1) Consolidated opening balances referring to the acquisition of Eyemobile.

	12/31/2019	Additions	Disposals/ Transfers(1)	12/31/2020
Point of Sale (POS) terminals	1,314,027	251,317	(148,708)	1,416,636
Computers and peripherals	203,590	56,249	(58,481)	201,358
Own properties	8,606	-	-	8,606
Furniture and fixtures	7,873	2,600	(2,960)	7,513
Land	2,766	-	-	2,766
Improvements in own properties	1,087	1	-	1,088
Leasehold improvements	6,472	-	(269)	6,203
Telecommunications equipment	2,234	-	(372)	1,862
Provision for impairment	(37,475)	(1,295)	9,085	(29,685)
Total	1,509,180	308,872	(201,705)	1,616,347

	12/31/2019	Additions	Disposals/ Transfers(1)	12/31/2020
Depreciation Point of Sale terminals	(732,906)	(245,138)	77,143	(900,901)
Depreciation Computers and peripherals	(106,296)	(30,874)	47,466	(89,704)
Depreciation of own properties	(1,606)	(345)	1	(1,950)
Depreciation of furniture and fixtures	(4,136)	(690)	1,936	(2,890)
Depreciation of improvements in own properties	(460)	(103)	(2)	(565)
Depreciation of leasehold improvements	(5,512)	(394)	191	(5,715)
Depreciation of telecommunications equipment	(1,027)	(101)	367	(761)
Total	(851,943)	(277,645)	127,102	(1,002,486)
Total, net	657,237	31,227	(74,603)	613,861

(1) Include transfers from Property and Equipment to Inventory.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

The useful life adopted for each class of property, plant and equipment is shown below:

	Average useful life	Annual depreciation rate
Point of Sale (POS) terminals	3 years	33%
Computers and peripherals	5 years	20%
Own properties	25 years	4%
Furniture and fixtures	10 years	10%
Improvements in own properties	10 years	10%
Leasehold improvements	4 years	25%
Telecommunications equipment	5 years	20%

Accounting policy

Property and equipment items are measured are the historical purchase or construction cost, less accumulated depreciation. When applicable, impairment losses are recognized directly in profit or loss for the year.

Costs include expenditure directly attributable to the purchase of an asset. The costs of internally generated assets include the costs of materials and direct labor, any other costs to bring the asset to the required location and conditions necessary to operate as expected by management. The replacement cost of a property and equipment item is recognized in its carrying value when it is probable that the economic benefits associated with such item will flow to the Company and its cost can be reliably measured. The costs of day-to-day maintenance of property and equipment are recognized in the Statement of Income as incurred, such as: removal of equipment from the point of sale, repair, reinstallation, freight, and other costs.

An item of property and equipment is written off when sold or when no future economic benefits are expected from its use or sale. Any gain or loss arising on the write-off of an asset (determined as the difference between sales proceeds and the carrying amount of the asset) is recognized in the income statement for the year in which the asset is written off.

Getnet’s main property and equipment are point-of-sale (“POS”) terminals, valued for a useful life of three years. This useful life was defined taking into consideration the maintenance performed during the use of the equipment, the lack of spare parts, the technological changes occurred and in progress, and the economic environment in which they operate, considering the planning and other idiosyncrasies of Getnet’s business and the increase in production (data capture and processing transactions by the merchants).

The costs incurred internally and with third parties directly attributable to the installation of the POSs are allocated as property and equipment.

Depreciation is calculated on the purchase cost of the asset, plus all costs incurred to bring the asset to the operating conditions expected by management, less its residual value, if any. To calculate depreciation, the Company’s estimates the useful life of each class of tangible assets. This estimate most appropriately reflects the pattern of consumption of the future economic benefits embodied in that class of assets. Depreciation expenses are recognized in the Statement of Income on a straight-line basis. Company doesn’t identify changes in the useful life of your assets comparing to last year.

37

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

9.         Provision for tax, civil and labor risks

Getnet is a party to tax, civil and labor proceedings. These proceedings are in progress and are being discussed at the administrative and judicial levels. The provisions were recognized based on the nature, complexity, and outcome history for similar proceedings, as well as on the loss assessment for Getnet’s proceedings, based on the opinions of the Company’s in-house and outside legal counsel. Getnet’s policy is to fully provide for the amount at risk in proceedings assessed as probable losses.

Labor lawsuits are related to claims mainly by former employees of the Company. Civil lawsuits refer to claims for damages from suppliers, damages caused to third parties and litigation in contractual matters.

a)	Probable losses

	12/31/2021	12/31/2020
Civil	2,895	1,872
Labor	12,118	9,553
Total	15,013	11,425

Getnet is party to lawsuits discussed at the administrative level which analyzing its nature, do not qualify has a probable loss risk. The main lawsuits that qualify as contingency with possible losses are listed below:

b)	Possible losses

	12/31/2021	12/31/2020
Civil	52,137	64,184
Labor	26,382	24,215
Tax	812,700	875,087
Total	891,219	963,486

Tax - Tax on services

The Company is party to three lawsuits related to the collection of taxes on services, of which it was cited in 2016. The tax assessments issued by the Finance Department of the City of São Paulo, refer to the alleged existence of revenues from the provision of services, correlated to technical support services, such as installation, configuration and maintenance of computer programs, and currently amount to R$ 74,735. For all tax assessments received related to this subject, the Company believes that the likelihood of loss is possible.

Tax – Income taxes and social contributions

Federal Tax Office of Brazil issued infraction notices against Getnet and Santander Brazil related to income taxes and social contribution, including late payment charges, related to the tax deduction for the amortization of goodwill paid on the acquisition of Getnet Tecnologia referring to period from 2014 to 2018. In the Federal Tax Office of Brazil’s perspective, the Company would not have complied with the legal requirements for amortization. Getnet and Santander Brazil presented their respective defenses and are awaiting judgment at the administrative level. The amount of the potential loss was approximately R$ 812,7 million, not booked as a provision as of December 31, 2021.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

c)	Judicial deposits

	12/31/2021	12/31/2020
Civil	1,389	592
Labor	17,788	15,625
Tax	1,017	1,002
Total	20,194	17,219

(1)      Judicial deposits recognized in the balance sheet line "Other assets".

d)	Provision movement

	12/31/2021		12/31/2020
	Civil	Labor	Civil	Labor
Opening balance	1,872	9,553	1,547	5,954
Additions	5,455	4,070	1,296	4,791
Reversals/payments	(4,431)	(1,506)	(971)	(1,192)
Closing balance	2,896	12,117	1,872	9,553

Accounting policy

Provisions for risks (labor, civil, and tax) are recognized when: (a) there is a present obligation as a result of a past event; (b) it is probable that an outflow of funds will be required to settle the obligation; and (c) the amount has been reliably estimated. In case of a series of similar obligations, the likelihood that an outflow will be required to settle them is determined taking into consideration the class of obligations as a whole.

A provision for tax, civil and labor risks is recognized in the consolidated financial statements when the risk of loss in an administrative or judicial proceeding is considered probable, with a probable disbursement of funds to settle the obligations, and whenever the amounts involved can be reliably measured. The definition of the probability of loss is an estimate based on the opinion of legal advisors and management, the nature of the proceedings, similarity with previous cases, and the complexity of the courts.

Contingent assets are not recognized in consolidated financial statements since they refer to results that might never be realized. However, when the realization of the gain is virtually certain, then the related asset is no longer a contingent asset and its recognition becomes appropriate. Contingent assets with a probable favorable outcome are only disclosed in the notes to the consolidated financial statements. At December 31, 2021 and December 31, 2020, Getnet had no contingent assets.

Contingent liabilities assessed as possible losses are not recognized in consolidated financial statements and are instead only disclosed in explanatory notes. Contingent liabilities assessed as remote losses are neither recognized nor disclosed.

Estimates and critical accounting judgments

The risk of loss classification is an estimate that requires material judgment in accounting for and disclosing provisions for judicial and administrative proceedings, as well as the estimate of amounts, the complexity of the proceedings, and the history of the lawsuits and similar proceedings.

39

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

10.      Income Tax and social contribution and Other Taxes

10.1 Reconciliation of the income tax and social contribution expense:

	12/31/2021	12/31/2020	12/31/2019
Net income before taxes	563,008	496,187	1,099,861
Statutory rate	34%	34%	34%
Expected income tax and social contribution, calculated with statutory rate	(191,423)	(168,704)	(373,953)
Permanent additions
Non-deductible expenses	(483)	(604)	(1,559)
Non-deductible management’ benefits	(3,476)	(2,256)	(2,591)
Others	-	(3,010)	-
Permanent exclusions
Donations	-	3,691	11,296
Tax incentive - Hunger Prevention Program	952	1,264	1,293
Goodwill amortization	-	23,532	70,673
Dividends (interest on capital)	101,320	-	-
Other	-	-	15,660
Additions (reversal) of income taxes and social contribution temporary differences
Additions (reversal) of income taxes and social contribution temporary differences	6,026	10,913	(26,648)
Income tax in profit or loss for the year	(87,084)	(135,174)	(305,829)
Effective tax rate	15%	27%	28%

Current	(36,551)	(127,984)	(330,012)
Deferred	(50,533)	(7,190)	24,183

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the loss carryforward can only be used to offset up to 30 % of taxable profit for the year.

10.2 Deferred income tax assets and liabilities

Breakdown of deferred tax assets	12/31/2021	12/31/2020
Provision for tax, civil and labor risks	5,105	3,884
Provision for investments losses	-	80
Provision for personal bonuses	21,849	23,144
Provision for other expenses (1)	46,029	37,249
IFRS 16 adjustments	7,969	6,112
Provisions for expected credit losses	2,329	3,390
Tax credit - spin-off (2)	338,753	-
Total	422,034	73,859

(1) Refers substantially to accruals related to accounts payable and transfers costs to debit and credit cards brands.

(2) Refers tax credit related the spin-off. See note 1 “The spin-off of Getnet from Banco Santander (Brasil) S.A.” for further details.

40

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

Estimate of tax credit realization	12/31/2021
Consolidated
2022	152,173
2023	90,266
2024	79,962
2025	79,707
2026 to 2030	19,926
Total	422,034

Breakdown of deferred tax liabilities	12/31/2021	12/31/2020
Other temporary differences	3,345	7,876
Total	3,345	7,876

10.3 Income taxes payables and other tax payables

	12/31/2021	12/31/2020
Taxes on revenue (PIS and COFINS)	17,547	9,552
Income taxes	6,534	22,276
Withholding income tax (IRRF)	1,724	3,022
Tax on services (ISS)	4,902	6,560
Other taxes	269	310
Total	30,976	41,720

Accounting policy

The provisions for current taxes are recognized at a 15% rate plus 10% surtax for income tax and a 9% rate for social contribution on profit adjusted according to the prevailing tax law.

Deferred income tax and social contribution are entirely recognized on temporary differences between assets and liabilities recognized for tax purposes and the carrying amounts of assets and liabilities in the consolidated financial statements. Deferred income tax and social contribution are determined based on the tax rates and tax law in effect at the date the consolidated financial statements are prepared and applicable when the related income tax and social contribution are realized. The recovery of the balance of deferred tax assets is reviewed on a quarterly basis and, when it is no longer probable that future taxable income will be available to allow the recovery of all or part of the assets, these are adjusted for the expected recoverable amount.

Current and deferred taxes are recognized in profit or loss unless they are related to items recognized directly in equity.

Taxes on revenue is related to PIS and COFINS that are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Company’s customers and recognized as deductions to gross revenue (Note 13 a)) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes and are offset on a monthly basis against Taxes payable (Note 10.3) and presented net, as the amounts are due to the same tax authority.

Taxes on services is related to ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Company’s customers for the services the Company renders. These are recognized as deductions to gross revenue (Note 13 a)) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.

Estimates and critical accounting judgments

The amounts of provisions for deferred taxes arise from temporary differences caused mainly by temporarily non-deductible provisions and are classified in current and non-current assets and current and non-current liabilities, as applicable. Deferred taxes are recognized to reflect the future tax effects attributable to temporary differences between the tax base of assets and liabilities and their corresponding carrying amounts.

41

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

11.      Related Parties

The main balances with the related party are shown below:

	Assets (liabilities) December 31, 2021	Assets (liabilities) December 31, 2020
Assets	8,463,312	6,220,626
Cash and cash equivalents	372,151	242,391
Financial investments	839,427	384,027
Accounts receivable	171,779	17,573
On lending of accounts receivable	7,079,955	5,576,635
Liabilities	(22,308,966)	(18,495,855)
Accounts payable	(18,858,043)	(17,474,617)
other payables	-	30,120
Loans and borrowings	(3,450,923)	(1,051,358)
Total	(13,845,654)	(12,275,229)

	Revenue (expenses) December 31, 2021	Revenue (expenses) December 31, 2020
Finance income, net	32,693	18,434
Revenue from services (1)	1,038,017	623,500
Selling, General and Administrative expenses	(22,959)	(4,323)
Total	1,047,751	637,611

(1)	This line includes the amounts recognized as revenue from contractual remuneration arising from the contract signed with Santander Brazil in the first semester of 2021. See note 13.

Banco Santander (Brasil) S.A. - Related Party - On April 16, 2021, Santander Brazil and Getnet established a commercial partnership with each other, within the national territory, for the purpose of offering certain financial and payment services and solutions to their respective customers ("Partnership"). Among the services object of the Partnership, we highlight the anticipation of receivables for the benefit of commercial establishments, whose operations may be conducted and made feasible by Santander Brazil and/or Getnet, subject to the terms of the Partnership. Also within the scope of the Partnership, Santander Brazil will promote the distribution of certain services and products offered by Getnet to its customer base, in addition to providing funding to the credit operations to be conducted by Getnet and/or its subsidiaries. Getnet, in return, will take care of the origination of credit operations and leads for Santander Brazil, through the capture and indication of potential customers who have an interest in contracting credit operations and/or certain services offered by Santander Brazil.

Of the total amount of interest on equity, as of December 31, 2021, R$ 178,697 refers to the amounts payable to the controlling shareholders, as detailed in note 12.

Compensation of key management personnel

The Annual Shareholders’ Meeting held on February 24, 2021, approved an overall annual compensation of Getnet’s management (Executive Director’s and Executive Committee members) totaling up to R$23,500. The total expense paid to the key management personnel through December 31, 2021 was R$29,386 (December 31, 2020: R$17,306 and 2019: 17,139).

	12/31/2021	12/31/2020	12/31/2019
Fixed compensation	8,123	9,960	7,033
Variable compensation	6,379	2,204	3,032
Total short-term benefits	14,502	12,164	10,065
Variable compensation – Units	10,632	3,673	5,053
Variable compensation – Cash	4,253	1,469	2,021
Total long-term benefits	14,884	5,142	7,074
Total	29,386	17,306	17,139

42

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

Getnet has a variable remuneration plan for its key executives which is paid in (i) units of Santander Brazil shares (SANB11), described in the table above as “Variable compensation – Units” and (ii) in cash, described in the table above as “Variable compensation – Cash”, in the form of a retained bonus as part of the executive retention program. The retained bonus amount is fixed in Brazilian reais where 50% will be paid in cash and 50% in units which are purchased at market value and delivered to the executive’ s broker account. The amount equivalent to 60% of the bonus is paid in cash after the closing of the fiscal year of acquisition and the remaining 40% is paid in three annual installments. Additionally, Getnet has long-term compensation programs, linked to performance based on the achievement of goals.

The amount of expenses recognized in the profit or loss statement in December 31, 2021, December 31, 2020 and December 31, 2019 is R$21,263, R$7,346 and R$10,106, respectively.

Accounting policy

The amount earned by the key executives during the year are reported in Selling, General and Administrative expenses in the Consolidated Statement of Income.

The provision regarding the retained bonus is recorded at cost, as the amount in cash and in Units is a fixed amount in Brazilians reais. The number of units will be based on the market value of the Santander Brazil ‘units at the date it is transferred to the key executives.

The amount regarding the retained bonuses is recorded in Other liabilities in the Balance Sheet. In case the key executive resigns prior the bonus schedule agreed, the equivalent amount is not paid, and equivalent provision is recorded as a credit in specific Selling, General and Administrative expenses. After the provision for the year is recorded in Other liabilities, no change in the provision related to individual or Company performance.

12.      Share Capital and Reserves

(a)     Share capital

At the Annual Shareholders’ Meeting held on April 30, 2020, a capital increase of R$232,993 was approved, without the issue of new shares, through the capitalization of reserves for future dividends and profit retention reserve, increasing capital to R$1,422,496 from R$1,189,503, represented by 69,565,000 registered common shares without par value.

On February 24, 2021, the shareholder on that date, Santander Brazil, approved: a stock split at a ratio of one to 26.83421551 as a result of which our capital stock was represented by 1,866,722,202 common shares, with no par value, and a conversion of 916,003,725 common shares into an equal number of preferred shares.

The preferred shares created as a result of the split will have dividends calculated with a value 10% higher than the dividends distributed to the holders of the common shares.

Capital at December 31, 2021 and December 31, 2020 is R$1,422,496, represented by 950,718,477 registered common shares and 916,003,725 preferred shares and 1,866,722,202 common shares, respectively.

The Company is authorized to increase the capital stock, by resolution of the Board of Directors, independent of statutory reform, up to the total limit of 5 billion common or preferred shares.

43

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

(b)    Retained earnings and other reserves

Legal reserve

The legal reserve is recognized annually with the allocation of 5% of net income for the year, without exceeding 20% of capital. The purpose of the legal reserve is to ensure the integrity of capital and can only be utilized to offset losses or increase the Company’s capital.

Statutory reserve

The statutory reserve consists of the balance of the remaining net income for the year, as proposed by the Executive of Director’s and approved by the Shareholders’ Meeting. The statutory reserve consists of: (i) fifty percent (50%) profit retention reserve strengthening for the purpose of guaranteeing financial means for Getnet’s operation; and (ii) fifty percent (50%) reserve for dividend equalization for the purpose of guaranteeing adequate funds to continue the semiannual distribution of dividends.

Capital reserve

The capital reserve was recognized for capital reserves can only be used to offset losses that exceed the retained earnings and other reserves; redeem, reimburse, or buyback of shares; added to the share capital; and other transactions allowed by the Brazilian Corporate Law. In the first quarter of 2021, tax credit of R$398,533 was recognized due to the contribution of tax basis from Santander Brazil. Refer to footnote 1 for details.

(c)     Dividends and Interest on capital

Getnet defined in the bylaws the minimum 25% of the net income, in compliance with the provisions of the Brazilian Corporate Law 6,404/76. On December 31, 2021, the minimum dividends were absorbed by the distribution of interest on equity in the amount of R$ 298,000. The amount recorded regarding the fiscal year ended December 31, 2020 dividends was R$829,464.

Accounting policy

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements at the year end, pursuant to its bylaws. Any amount in excess of the mandatory minimum dividends is accrued on the date such dividends are approved by the Executive Director’s Meeting.

Pursuant to the Company’s bylaws, shareholders are entitled to annual minimum dividends equivalent to 25% of net income for the year, adjusted as provided for by the Brazilian Corporate Law.

At the end of the reporting period, the Company recognizes a liability for the payment dividends when this distribution becomes a present obligation, corresponding to the portion of unanticipated mandatory minimum dividends and/or additional dividends, the distribution of which has been duly approved by the relevant reporting date.

44

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

13.      Revenue from services and Costs of Services

a) Revenue from services

	12/31/2021	12/31/2020	12/31/2019
Merchant acquisition (1)	1,116,268	1,095,243	1,300,759
Profit share	635,823	623,500	721,143
Contractual remuneration (2)	488,089	-	-
Processing services revenue and capture	205,086	149,606	84,985
POS sales(1)	28,900	59,012	30,792
Recharges sales	9,708	11,189	6,267
Other	33,979	36,954	66,043
Taxes on services	(166,724)	(173,485)	(149,311)
Subtotal	2,351,129	1,802,019	2,060,678
POS rental(1)	553,181	571,323	663,597
Taxes on services	(51,169)	(52,847)	(61,382)
Subtotal	502,012	518,476	602,215
Net revenue	2,853,141	2,320,495	2,662,893

Point in time, net of tax	2,351,129	1,802,019	2,060,678
Over time, net of tax	502,012	518,476	602,215
Net revenue	2,853,141	2,320,495	2,662,893
(1)	This item contains discounts related to POS sales incentive, unconditional discounts and other discounts granted.
(2)	The amount recognized in this line as revenue from contractual remuneration arises from the contract signed between Santander Brazil and Getnet in the first semester of 2021.

b) Costs of services

	12/31/2021	12/31/2020	12/31/2019
Fees and commissions	(903,777)	(582,919)	(471,983)
Cost of POS sales and other fees	(106,125)	(171,199)	(84,602)
Depreciation / amortization	(279,522)	(245,138)	(218,093)
Personnel, technology, system and other	(469,434)	(426,936)	(311,833)
Total	(1,758,858)	(1,426,192)	(1,086,511)

Accounting policy

All revenues earned by the Company follow the revenue recognition concepts, according to the steps described below:

- Step 1: identify the contracts with a customer.

- Step 2: identify all the individual performance obligations within the contract.

- Step 3: determine the transaction price.

- Step 4: allocate the price to the performance obligations.

- Step 5: recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers is recognized as control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Getnet expects to be entitled in exchange for those goods or services in the ordinary course of Getnet.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

Getnet as a lessor operates in leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset. POS rental revenues arising is accounted for on a straight-line basis over the lease terms and is included in Revenue from services in the Consolidated Statement of Income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. POS rental revenue is recognized in the period in which they are earned. Getnet has cancelable month-to-month lease contracts related to electronic transaction capture equipment to third parties. The leased assets are included in ‘Property and equipment’ in the Consolidated Statement of Income and are depreciated over their expected useful lives. Revenues from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in ‘Revenue from services’ in the line item ‘POS rental’ in the ‘Consolidated Statement of Income’.

Getnet revenue from contract with customers and the respective performance obligations and judgments substantially comprises:

  Merchant acquisition, processing services revenue and capture revenue are recognized at the time the purchase is approved by the financial institution. The performance obligation is satisfied once the electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit and debit cards are approved by the financial institution. Getnet has multiple arrangements with different clients in which consideration is variable upon the volume of transactions processed in a given period of time depending on the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. Getnet allocates the variable fees charged to the day in which it has the contractual right to bill its clients, therefore revenue is recognized at a point in time.

  Revenue from the rental of the POS to commercial establishments, which are recognized when the service contract obligation is fulfilled. The performance obligation is satisfied over the time of the contract considering the equipment availability upon delivery of the POS to clients. Getnet accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized within net revenue on a straight-line basis over time of the contract, net of tax, beginning when the client obtains control of the equipment lease. Getnet does not manufacture the equipment but purchases from third-party vendors.

  Resale recharge revenues, which are recognized when the respective credit is transferred to the customer. The performance obligation is satisfied when the digital phone recharge credit is transferred to the clients of commercial establishments. These recharges are sold through POS and the Company acts as an agent of telecommunication operators for the Commercialization of Telephony Recharge Digital Credits since these credits are acquired from telecommunication operators for a fixed price and subsequently sold to the clients through the acquisition cost plus a margin. Since the telecommunication operators has primary responsibility for fulfilling the services to the customer, Getnet account this transaction as an agent. The revenue is recognized at a point in time.

  Profit share revenue are recognized at the time of transfer of the respective prepayments by Santander Brazil. The performance obligation is satisfied when commercial establishments receive the anticipation of its accounts receivables (Getnet’s account payable) from Santander Brazil to the merchant (commercial establishments).

The transaction price is based on the terms and conditions in which Santander Brazil calculates the profit from prepayment of receivables transactions. In this context, the profit is reduced by the expenses incurred by Santander Brazil in order to provide prepayment of receivables to merchants, including: i) acquiring expenses, which are the costs incurred by Santander Brazil in transferring funds to other banks as a result of the prepayment of receivables and the provision of payment services by Getnet and ii) prepayment expenses.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

Prepayment expenses include the following components:

(a) the costs incurred by Santander Brazil to fund prepayment;

(b) the expenses incurred by Santander Brazil with technology systems to support the prepayment;

(c) taxes incurred in connection with the prepayment;

(d) costs incurred by Santander Brazil to transfer funds to commercial establishment’s bank account in connection with the prepayment of receivables to Getnet; and

(e) Santander Brazil operating losses in the provision of prepayment of receivables services to Getnet merchants.

  The Partnership Agreement provides that Santander Brazil will reimburse us the amount of discounts which we provide to attract and/or retain customers which are deemed to be of strategic importance to us and Santander Brazil.

  Other revenue from services rendered is recognized to the extent that Getnet satisfies the performance obligations, at a point in time, fulfilling the provision of services.

14.      Expenses by Nature

a)       Selling, General and Administrative expenses

	12/31/2021	12/31/2020	12/31/2019
Personnel expenses and social charges	(187,329)	(160,309)	(222,367)
Technical support	(99,229)	(63,517)	(45,301)
Depreciation and amortization	(78,800)	(66,695)	(59,542)
Advertising	(33,049)	(23,640)	(50,745)
Provisions net of reversal	(16,096)	(15,754)	(14,927)
Technology and systems	(5,378)	(2,844)	(10,284)
Facilities and materials	(3,565)	(3,304)	(8,267)
Communications	(1,159)	(1,273)	(4,424)
Surveillance and cash transport services	(497)	(410)	(336)
Taxes except income tax	(271)	(335)	(257)
Other administrative expenses	(18,908)	(10,459)	(24,218)
Total	(444,281)	(348,540)	(440,668)

b)      Other expenses, net

Other expenses net includes chargeback and refund expenses when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers.

In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback due to closure, bankruptcy or other reasons, we may bear the loss for the amounts paid to the cardholder.

In the years ended December 31, 2021, 2020 and 2019, Getnet recorded losses as a result of chargebacks net of refunds in the amount of R$33.4 million, R$37.7 million and R$47.0 million, respectively.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

15.      Finance Income, net

	12/31/2021	12/31/2020	12/31/2019
Finance income:
Income from short-term investments	61,177	41,437	95,798
Other (1)	81,526	14,712	1,584
Total	142,703	56,149	97,382
Finance costs:
Interest and charges on borrowings	(110,715)	(28,552)	(12,140)
Other finance costs	(7,086)	(3,023)	(14,323)
Interest expenses incurred on lease liabilities	(2,057)	(1,914)	(865)
Total	(119,858)	(33,489)	(27,328)
Foreign exchange losses, net	(14,316)	(16,467)	3,772
Total	8,529	6,193	73,826

(1)	The increase in the line of "Other" occurred due to the beginning of the prepayment transactions of amounts payable to commercial establishments, carried out by Getnet, which intensified at the end of the year due to the operation carried out by Getnet between SCD.

16.      Earnings per Share

Accounting policy

Basic earnings per share

The Company calculates the value of the basic result per share for the earning or loss attributable to the holders of common and preferred shares of the company and, if presented, the earning or loss resulting from continued operations attributable to the holders of these respective shares by dividing the earning or loss attributable to the holders of common and preferred shares by the weighted average number of common and preferred shares held by shareholders during the year.

Diluted earnings per share

The Company calculates the value of the basic result per share for the earning or loss attributable to the holders of common and preferred shares of the company and, if presented, the earning or loss resulting from continued operations attributable to the holders of these respective shares by dividing the earning or loss attributable to the holders of common and preferred shares by the weighted average number of common and preferred shares held by shareholders during the year that would be issued if all potential dilutive shares had been converted.

At December 31, 2021 and December 31, 2020, there is no difference between basic and diluted earnings per share as there were no potential dilutive rights on these shares. The Statement of Income includes a breakdown of earnings per share.

As mentioned in note 12.a, the preferred shares will have dividends calculated with a value 10% higher than the dividends distributed to the holders of the common shares.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2021	December 31, 2020
Net income for the year attributable to common shareholders (1)	266,622	361,013
Weighted average number of common shares (in thousands of shares)	1,088,746	1,866,722
Basic and diluted earnings per share for profit attributable to common shareholders (in R$)	0.24	0.19
Net income for the year attributable to preferred shareholders (1)	209,569	NA
Weighted average number of preferred shares (in thousands of shares)	777,976	NA
Basic and diluted earnings per share for profit attributable to preferred shareholders (in R$)	0.27	NA

(1)      Net income attributable to common and preferred shareholders is based on the allocation of total net income based on the respective weighted average number of shares adjusted to reflect a 10% higher allocation of profit per share for preferred shareholders compared to common shareholders in line with the 10% higher preference in dividend distribution.

17.      Items not affecting cash

In preparing the Company's statements of cash flows, the net cash generated by financing and investing activities include only those transactions that altered the Company’s cash. The table below shows all the other movements in the balances of investing and financing activities which did not involve the use of cash and/or cash equivalents:

	December 31, 2021	December 31, 2020	December 31, 2019
Additions and contractual changes (IFRS 16)	7,205	(2,731)	12,659
Tax credit – spin-off (1)	398,533	-	-
Dividends/interest on net equity declared and not yet paid	298,000	29,227	67.518

(1)      Refers tax credit related the spin-off. See note 1 “The spin-off of Getnet from Banco Santander (Brasil) S.A.” for further details.

18.      Subsequent events

Appointment of the new Chief Executive Officer

The Company's Board of Directors met on January 31, 2022 and elected Mr. Cassio Schmitt as Getnet's new Chief Executive Officer (CEO), scheduled for April 1, 2022 and subject to approval by the Central Bank of Brazil. The announcement made to the market takes place in continuation of the Material Fact released on December 7, 2021 (when the resignation of the current CEO, Pedro Carlos Araújo Coutinho, responsible for executive functions until March 31, 2022 was announced).

Mr. Schmitt is Brazilian, with a degree in economics from the Federal University of Rio Grande do Sul, a master's degree in corporate economics from Fundação Getúlio Vargas, and an MBA from the Sloan School of Business, Massachusetts Institute of Technology. He has extensive experience in the financial market, having passed through Unibanco, among other financial institutions. In 2004 he joined Banco Santander Brasil, having gone through different positions, such as Project Finance, Risks and Credit Recovery. His last role at Santander was as director responsible for the Companies, Governments and Institutional Retail Sector.

UN Global Compact

On January 24, 2022, the Company informed the market of its agreement to the UN Global Compact. The Global Compact is a voluntary Initiative of the United Nations that aims to mobilize business practices of the business community in the areas of human rights, labor, environment and anti-corruption.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Consolidated Financial Statement

(In thousands of Brazilian reais - R$, unless otherwise stated)

Getnet's agreement endorses sustainability as a strategic and cultural pillar of the Company, integrating this initiative with the other fronts already in operation.

The Company since 2021 has focused on scaling ESG's actions from a perspective covering business, risk management, governance and fronts issues to engage stakeholders and generate value for customers and society. Getnet throughout 2021 made other public commitments such as the signing of the Women's Empowerment Principles, the UN's initiative for women's empowerment in companies, and the UN Free & Equal initiative, aimed at the LGBTQIA+ front.

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a

Getnet
A PagoNxt COMPANY

# Earnings Release
# 4Q21
# 2021

ri.getnet.com.br | ir@getnet.com.br

.

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# INDEX

| | |
|---|---|
| MANAGEMENT LETTER | 05 |
| STRATEGY | 07 |
| GETFRIDAY & CHRISTMAS: TIME TO CELEBRATE | 08 |
| WE CONTINUED TO GROW IN E-COMMERCE | 09 |
| COMMERCIAL STRENGTH | 09 |
| SANTANDER CHANNEL | 10 |
| INDEPENDENT CHANNEL | 11 |
| LOGISTICS | 11 |
| CUSTOMER SERVICE | 12 |
| TECHNOLOGY TO SCALE | 13 |
| CREDIT | 14 |
| ESG & DEI | 14 |
| OPERATIONAL RESULTS | 14 |
| NET REVENUE | 16 |
| COSTS | 17 |
| SG&A | 18 |
| FINANCIAL RESULTS | 19 |
| NET INCOME | 20 |
| EBITDA | 24 |
| EARNINGS DISTRIBUTION | 24 |
| CORPORATE STRUCTURE | 24 |
| ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION | 24 |
| BALANCE SHEET | 25 |
| CASH FLOW | 25 |

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São Paulo, March 10th, 2022.

**Getnet Adquirência e Serviços para Meios de Pagamento S.A. (B3: GETT3, GETT4 and GETT11, and NASDAQ: GET)** announces its consolidated results for the fourth quarter of 2021 ("**4Q21**"). Our operating and financial data are presented on a consolidated basis, pursuant to the Brazilian Corporation Law ("Law No. 6,404/1976"), as well as accounting practices set forth by the Accounting Pronouncements Committee ("CPC") and International Financial Reporting Standards ("IFRS").

Getnet

# E-commerce as a relevant growth driver

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Our results for the 4th quarter of 2021 consolidate the company's efforts to be the **most complete business platform on the market**

Pedro Coutinho
CEO

We will act as agents of change, leading the **transformation of the market** and **building a promising future** for Getnet and our clients

Cássio Schmitt
Incoming CEO

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.

# Management Letter

To all our employees, customers, and shareholders.

Brazilian society faced another extremely challenging year in 2021. Its early months marked the start of the second wave of COVID-19 contamination, which extended mostly through the second quarter, culminating in the highest death toll since the pandemic began. During the same period, however, the vaccination campaign gained traction, allowing for a gradual easing of restrictive measures against the pandemic, thereby boosting economic recovery with the reopening of businesses.

The restoration of economic activity had a direct impact on Getnet's operations due to its connection with essential consumption items by Brazilian families. As a result, **the Company witnessed a rebound in volumes**, particularly in the wholesale segment, which recovered more swiftly, while small and medium-sized businesses exhibited a more modest and gradual improvement, picking up steam in the final quarter of 2021. These variables impacted our TPV mix, leading retail to capture around 40% of our financial volume in the first half of the year. Nonetheless, following the aforenoted easing, **we finished 4Q21 with retail accounting for 45% of our TPV mix**, sustaining a similar level to 3Q21 despite increased wholesale volumes, thanks to major dates in the period, namely **Black Friday and Christmas**. Thus, we expect the volume rebound in this segment to continue in 2022, ultimately supporting the expected recovery in results.

In parallel, the pandemic ushered in new consumption dynamics centered on the digital world, a market in which we have invested heavily since 2018, predicated on the conviction that **providing our customers** with a secure **multi-service platform** would differentiate us in the future. These investments have resulted in our e-commerce services platform becoming one of the primary drivers of the Company's annual growth. In 2021, e-commerce TPV was **BRL 96 billion**, representing 23% of our overall TPV and 58% higher than 2020.

E-Commerce TPV
BRL
96Bn
2021

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Another factor that influenced the economic environment in 2021 was the **Selic rate hike from 2% at the start of the year to 9.25% at the end of the period.** This increase had direct repercussions on the entire acquiring industry, given that financial products are dependent on the Selic-linked funding rate for Receivables Prepayments made via credit on the spot or in multiple installments and, on the flip side, the amounts are gradually transferred to end users. With that in mind, we provided differentiated pricing to new customers and renegotiated values with existing ones to better align the interests of both our clients and shareholders. These actions have enabled us to **boost our prepayment volume to BRL 114 billion in 2021**, which translates into a 57% YoY rise. We expect this growth pace to continue in the quarters ahead, as working capital needs of most Brazilian businesses will probably remain high.

The regulatory changes enacted by the Brazilian Central Bank in June 2021 also required substantial adjustments by acquiring industry participants, when Resolution No. 4,734 and **Circular No. 3,952** went into effect, establishing new rules for Receivables Registration. These measures are intended to make the process of negotiating credit receivables easier and more transparent for merchants. The new regulations require acquirers to register merchant receivables in entities approved by the Brazilian Central Bank, thus allowing financiers, provided they are authorized, to analyze the receivables and extend credit to merchants based on the assessed data.

In August, we **concluded** the **60% acquisition of Eyemobile**, a company based in Florianópolis (Santa Catarina state) that specializes in the development of management solutions and technologies for entrepreneurs who start selling online and require applications that integrate with operating systems such as Android, iOS, and browsers with internet connection. Through this deal, we aim to bolster our retail offerings, diversify our revenue streams, and build customer loyalty by leveraging our technological expertise in robust mobile payment interfaces and applications.

On October 18th, 2021, Getnet shares (GETT11, GETT3, and GETT4) started trading on B3, and on October 22nd, Getnet ADRs (GET) began trading on Nasdaq, effectively completing the **spin-off from Banco Santander Brasil S.A.**

Since the spin-off, Getnet has been a part of **PagoNxt,** a global structure created by the Santander Group, which enables us to reinforce our business to compete against other fintechs, digital platforms, and technology companies. Additionally, the integration with PagoNxt's global platform, which features a flexible cloud-based and multi-tenant architecture, will empower us to enhance our efficiency, fine tune our value proposition, and shorten our time to market, while also expanding the possibility of global integration with multinational customers operating in Brazil.

SuperGet

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**Prepayment TPV**

BRL

**114Bn**

2021

Finally, in December 2021 **we announced that Pedro Coutinho, CEO of Getnet since 2014 and a Santander Group executive since 1997, will depart the Company at the end of the first quarter of 2022.** He played a critical role in several strategic operations that contributed to Getnet's growth. Pedro will continue to serve as Chief Executive Officer until March 31st, 2022, **ensuring a smooth and efficient transition for Cassio Schmitt, who will assume executive duties on April 1st, 2022.** Cassio holds a degree in Economics from the Universidade Federal do

Rio Grande do Sul, a master's degree in Corporate Economics from Fundação Getúlio Vargas and an MBA from the Sloan School of Business, Massachusetts Institute of Technology. He has several years of experience in the financial markets, having served at Unibanco, among other financial institutions. In 2004 he joined Banco Santander Brasil, having led in different positions, such as Project Finance, Risks, Recovery of Written-off Loans. His last role at Santander was as the director responsible for the Companies, Governments and Institutional Retail Sector.

As part of our commitment to act as agents of transformation in society as well as boosters of a more sustainable business agenda, 2021 was marked by great improvements in the ESG initiatives. We began incorporating these fronts within our corporate strategy and culture, formalizing our initiatives, actions, and establishing a good governance for more conscious and responsible decision-making.

We have committed to relevant public guidelines that will assist in aligning our actions with the needs of a 21st century society and will generate effective change.

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## Strategy

Our strategy is centered on pillars that we deem critical to the solid growth of the Company, namely: **(i)** maintaining our relationship with Santander Brasil; **(ii)** exponentially expanding the independent channel; **(iii)** diversifying revenue streams through the credit strategy; **(iv)** leveraging the e-commerce expansion; **(v)** bolstering results by providing value-added services while maintaining our efficiency DNA; **(vi)** valuing our service quality and customer experience; **(vii)** striving for infrastructure excellence; and, finally, **(viii)** adhering to regulatory requirements while balancing new opportunities with risk management.

Throughout this publication, we will highlight some of our most successful initiatives, which help to illustrate Getnet's robust evolution over the quarter and year.

## GetFriday and Christmas: Time to Celebrate

The final quarter of the year is characterized by the Black Friday and Christmas shopping weeks, which see spikes in both physical and online transaction volume. During these periods of high traffic, payment processors have a direct impact on countless customers, and as such, we are committed to ensuring the stability, quality, and reliability of the services provided.

Our preparations to handle such a huge volume of transactions began months in advance. We invested in enhancing our transactional capacity, leading our systemic availability to increase by roughly 40%. By doing so, we had the assurance that customers of all sizes, from small to large, would perform well during the busiest shopping days.

This year's **GetWeek**, a discount week that concludes on Black Friday, set new records for both overall and digital TPV. **We saw a 39% increase in overall TPV, a 59% jump in e-commerce, and a 29% rise in physical revenues,** compared to the same week in 2020.

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When we look at the TPV mix, we saw wholesale growing by 49%, while retail expanded by 24%. Furthermore, we saw a 143% increase in retail, though its significance remains low.

On **GetFriday,** which took place on Black Friday, we achieved a market share of approximately **40% in total e-commerce transactions according to Neotrust data**, with a 66% jump in digital transaction volume and a 27% increase in physical transactions, attaining greater significance in the wholesale segment, albeit with a stronger presence of credit in the mix.

GetWeek[1] TPV

+109%
+39%
2019
2020
2021

**Christmas** was another momentous event for the Company. From December 18th to 24th, we recorded a 25% increase in TPV relative to the same period in 2020. In contrast to GetWeek, the rise was primarily driven by growth in physical TPV, which accounted for 85% of revenue. However, we also noticed an increased share of credit in the mix.

Christmas TPV

+88%
+25%
2019
2020
2021

All this was made possible by the collaborative efforts of our workforce, from our frontline sales staff to our customer service, logistics, and IT teams who support the entire operation. Our commitment to efficiency and quality in our products and services was once again put to the test, demonstrating that we warrant the operability of our systems through a robust digital and anti-fraud platform that delivers complete solutions, adding value to customers and setting us apart as a Company.

## We Continued to Grow in E-Commerce

With the pandemic, the e-commerce market accelerated dramatically and, given that we had been evolving our Digital Platform, we were ready to serve customers in the digital realm. Since then, our products and services have grown in breadth and depth, catering to a variety of segments, whether small or large merchants. **As a result, we ended 2021 with an e-commerce transaction volume of BRL 95.8 billion,** implying a 58% growth from 2020.

Additionally, we **were recognized** by **Mastercard's 2021 Excellence Program** in the **Card-Not-Present category**, which examined two factors: best-in-class approval rate, with the strongest market performance among competitors, and low level of fraud in internet transactions.

Quarterly, **we finished 4Q21 with a transaction volume of BRL 27.2 billion,** up by 20% over 4Q20 and 16% from 3Q21. These results demonstrate that our investments in high-quality services in the digital environment have yielded outstanding returns.

(1) Weekly TPV Comparison during Black Friday (Mon-Sun).

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**TPV** *BRL Billion*

+20%
+16%
+58%
23
22
24
23
27
61
96
4Q20
1Q21
2Q21
3Q21
4Q21
2020
2021

**Digital was also a standout** during 4Q21's commemorative dates, **growing by +59% YoY on GetWeek** (the week that culminated on Black Friday) and +334% against 2019, before the Covid-19 lockdowns. Moreover, our TPV mix was 37% digital versus physical during this week, which is 5 p.p. higher than 2020. Christmas saw a smoother year-over-year growth of +6%, but when compared to 2019, the increase achieved +419%.

**GetWeek and Christmas TPV** *BRL Billion*

+355%
+40%
1,3
4,2
5,9
2019
2020
2021

These figures indicate that we are on the right track with our digital service expansion, and, with the evolution of the Independent Channel, we will have more room to offer these services to a larger addressable market.

# Spotlight on E-commerce

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## Commercial Strength

The concept of omnichannel, physical, digital and hybrid, has always been part of our strategy. Since 2018, we realized the growth potential of the e-commerce market and built a Digital Platform in the **One-Stop-Shop** vision, which allows us to meet all the needs of our customers on a single platform, which guaranteed us client acquisition speed and implementation, especially in early 2020. With the Covid-19 pandemic, when the first lockdowns began and the e-commerce market accelerated considerably, we were prepared. We understood that customer support of a digital client is completely different compared with a physical client and, as a result, we implemented a 24/7 specialized team, ensuring quality to our merchants. Our market positioning, in line with investments in the digital platform, drove us from 0% e-commerce market-share in 2017 to 33% in 5M21, with a 55% YoY growth in digital TPV during the 3Q21.

### Santander Brasil Channel

One of the Company's strategic pillars is to continue entering Banco Santander Brasil's customer base, where **we are a global benchmark for the Santander Group**, as we still see further penetration potential due to our long-term partnership.

### Independent Channel

Accompanying the expansion of the payments industry and the growing demand to serve new segments, back in 2019 we started building the Independent Channel to invest in developing our customer base beyond the Santander ecosystem, notably among small and medium-sized merchants, who provide greater profitability potential for our business. Throughout 2021, we took steps on a strategy for accelerating this channel's growth on four fronts:

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## Partnerships

Business vertical responsible for delivering payment solutions to market, adapting to the needs, integrating and extracting value from the partner journey. It operates in a range of segments, including industrial distribution channels (B2B2B), payment facilitators, marketplaces, and digital platforms, among others.

## E-commerce

A self-service solution that provides off-the-shelf products to customers from all commercial segments, with an emphasis on individual customers.

## Banks

Channel responsible for establishing strategic alliances with banks/financial institutions, providing the best payment experience for these companies' customer portfolios, addressing the needs of small to large businesses, whether physically or digitally, in a simple, personalized, and secure manner. Currently, we have agreements with BTG Pactual, Sofisa, Pine, and Original.

## External Salesforce

External salesforce that prospect and serve small and medium-sized customers, operating in capillary fashion across the diverse profiles of Brazilian cities, while providing personalized service that complements the existing sales force at Banco Santander branches.

Commercial Average
(per quarter)
136
183
268
409
1Q21
2Q21
3Q21
4Q21

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The Independent Channel's segmentation into distinct commercial models has led us to leverage our operational processes. Although most of our operations with Banks are still in their infancy or under development, we are confident that our new connections will add up to positive outcomes for both parties.

In the long tail, for instance, the ability to win new customers will be allied to financial services at an attractive cost for this segment. With the synergy between the companies already established, we have structured additional opportunities centered on new services that will enhance Getnet's profitability, without relying solely on acquiring spreads.

We are structuring ourselves for a new positioning through agreements with different sectors. As a result, we recognized an opportunity to create the partnerships component, where we believe the power of e-commerce will bring the One-Stop Shop concept to small entrepreneurs, with the goal of consolidating a more integrated customer journey with the best solutions in our portfolio.

Further investments are being made in the Independent Channel. We have expanded our sales staff to boost the External Salesforce front, allowing us to more assertively serve the Long-Tail and SME segments, in addition to establishing a powerful platform to assist our commercial team in acquiring new customers, providing all internal support necessary to aid our frontline personnel.

# Customer Experience

## Logistics

We believe that, in an increasingly competitive environment, it is crucial to focus on delivering service that ensures the satisfaction of our customers. Our distribution force possesses mastery of the entire chain. We have over **300 service points, including 115 logistics points, two distribution centers, and 107 corners**[1].

The partnership with Paytec, company acquired in 2021 by Banco Santander Brasil, that sells equipment and provides logistical services, aided us in developing an easy-to-scale distribution structure that could rapidly improve our operating model, hence boosting the quality of our customer support and operations.

Currently, we have access to all municipalities in Brazil, opening a wealth of commercial opportunities for the Company and generating business all over the country. Moreover, we are merging innovation with our operations to introduce more sustainable solutions that have a smaller environmental impact from carbon emissions through **electric motorcycles**. This project began in June/21 and has already proven positive for the Company, with the intention of expanding it further in 2022.

(1) In addition to our synergy with Santander Brasil, which enables us to serve customers commercially and execute logistical withdrawals at bank branches.

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## Customer Service

Valuing the quality of our services and customer experience is a strategic pillar of our organization, and with the purpose of innovating and offering the finest service, we looked for a solution that could lower the average support time required to address a customer's problem. That is why we invested in **Self-Service**, which enables support to be provided at any time of day or night with just a few clicks.

Merchants can already access self-service functionalities via the Getnet App, including prepayment, device request, voucher activation, bank address update, sales cancellation, time change, device removal, debt negotiation, send payment slips, registration data update, create an online store and payment link.

With the implementation of Self-Service, over twelve features are already opera resulting in decreased call center acti costs and a **reduction in call resolutio from two days to only one minute and ten seconds.**

Homem segurando livro aberto
Descrição gerada automaticamente com confiança média

| | | | |
|---|---|---|---|
| Prepayment | Additional POS | Voucher Enablement | Sales Cancellation |
| Address Change | Debts Negotiation | Automatic Prepayment | Equipment Removal |
| Banking Domicile Change | GetPay Payment Link | Digital Store Enablement | Payment Slip |

14

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64

# Technology to Scale

Infrastructure and technology have always been vital throughout Getnet's history. Our processes, products, and services are designed to ensure the security and availability of our operations for customers.

We present ourselves as a **One-Stop-Shop** for the market and are working to consolidate our solutions, whether for quick service, such as self-service, or for new products and services, such as the integration with **Eyemobile.** Any automation we perform is thoroughly vetted to ensure that it has no adverse effect on our customers. Thus, approximately **70% of our internal projects are managed utilizing the Agile Methodology.**

In 2021, we also deployed our **Cloud Strategy**, utilizing Santander Brasil's Tier IV-certified Data Center for the Company's operational activities, alongside the "Public" Cloud for our innovations. By doing so, we combine the best of both worlds in terms of technology, providing the system with elasticity and speed while also facilitating the Company's global integration. In addition, we established a structure focused on HUB Analytics, where we started using Machine Learning to monetize different business fronts, and we automated the chargeback process, with 80% of requests currently being processed digitally, minimizing the need for manual assessments to return undue amounts for our customers.

We understand that a technology company is in constant transformation, and while considering how to innovate, we can't help but discuss **Open Innovation**. We are collaborating with customers and other market participants, such as TecnoPUC, FGV, and Innovation Latam, to develop new value-adding solutions for our clients.

# Credit

Getnet's operations in the payments industry enable it to deepen customer relationships by offering an array of payment-related products and services. Among the numerous benefits of this connection, **the sequence of interactions with customers allows us to gauge credit demand**, which is growing in the small entrepreneur segment.

15

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65

Our strategy will follow an **Asset Light** approach, as previously announced in the prior quarter, with distribution occurring through partnerships. Under this format, **Getnet will not bear transaction risk**, but will instead collect a fee for transaction origination via its operating channels.

With the product fully approved, the Company conducted an assisted pilot with employees to map out and validate all processes, systems, credit offers, and customer journey on the app, as well as to ensure that registering entities' systems and administrator interfaces perform optimally in our payment account.

The first risk models derived from this **Family & Friends** operation have already been generated, and **we are gathering insights to enhance the customer experience** ahead of the anticipated implementation later this year.

Simultaneously, we are devising a credit-related financial education initiative as part of our social responsibility, given that we are offering a long-tail-focused service. As a result, we will invest in approaching the Long-Tail to establish a safe and sustainable relationship.

Client
Finder's Fee Compensation
$
PARTNERSHIPS

16

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66

## ESG & DEI[1]

We acknowledge that, despite recent progress, we still have a long way to go in terms of **ESG**. However, by observing how things are and where they can be, we have a tremendous responsibility to close gaps and help shape the changes required for society to evolve in the 21st-century.

Innovating to transform is a major motivator for our work. We strive to provide the finest solutions for our customers and have started to integrate innovation with sustainability to contribute to a shift in behavior toward more sustainable operations.

One of our work fronts seeks to establish our business as the most sustainable in the industry, and as part of that effort, **we piloted the use of electric vehicles to deliver equipment.** We intend to grow the **carbon free** in 2022, saving around 15 thousand liters of fuel every month.

This initiative will corroborate our commitment to reducing the carbon footprint of our operations.

Through **Getnet Renova**, we recycled and reconditioned equipment so that it could be returned to the chain at a more attractive value. Over a six-month period, **this action resulted in roughly 14 thousand onboarded clients,** activation rate 50% higher than the overall base, and churn 5% lower.

To help **reduce the volume of paper used during the sales process**, we have upgraded our POS to include a functionality that allows Getnet retailers to choose whether to print transaction receipts. Today, we have the most advanced management solutions available through the Getnet App, which removes the need for printed receipts. This initiative resulted in total savings of **BRL 2 million in 2021, reinforcing our efficiency pillar**, while eliminating about 8,2 thousand kilometers of paper and saving 36 kg of plastic.

(1) DEI: Diversity, Equity and Inclusion.

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67

The efforts that comprise the "S" portion of the "ESG" acronym are centered on Getnet's position as the foremost partner for Brazilian entrepreneurs and professionals.

At the onset of the pandemic, **we launched actions to promote financial education and entrepreneurship** through the **"Superar"** podcast, as well as free business and money management content on the **"Avançar"** portal.

On the Diversity front, we made progress on public commitments, such as signing the **"Women's Empowerment Principles"**, a United Nations program promoting female empowerment in business, and the **"UN Free & Equal"**, a UN initiative supporting LGBTQIA+ rights.

We implemented additional programs geared toward employee engagement and development, and for another year, **we were named one of the "Great Place to Work,"** a prestigious award that validates our good corporate practices on climate, diversity, and engagement.

GETNET RENOVA
14k
Onboarded clients
Activation
Churn
50% e 5%
higher
lower

UN WOMEN
FREE & EQUAL

Great Place To Work®
Melhores Empresas para Trabalhar
1.000 a 9.999 funcionários
Great Place To Work.
BRASIL 2021
Melhores Empresas para Trabalhar™
Rio Grande do Sul
Great Place To Work.
BRASIL 2021
Melhores Empresas para Trabalhar™
Tecnologia da Informação
Great Place To Work.
BRASIL 2021
Melhores Empresas para Trabalhar™
Instituições Financeiras
Great Place To Work.
BRASIL 2021

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## 2021 Operating Highlights

| | | |
|---|---|---|
| **Total TPV**<br>BRL **409** billion<br>+49% YoY | **E-commerce TPV**<br>BRL **96** billion<br>+58% YoY | **Prepayment**<br>BRL **114** billion<br>+57% YoY |
| **Take rate**[1]<br>**0.74%**<br>-5 bps YoY | **Net income**<br>BRL **481** million<br>+33% YoY | **EBITDA**<br>BRL **957** billion<br>+18% YoY |

## 4Q21 Operating Highlights

| | | |
|---|---|---|
| **Total TPV**<br>BRL **121** billion<br>+29% YoY \| +14% QoQ | **e-commerce TPV**<br>BRL **27** billion<br>+20% YoY \| +16% QoQ | **Prepayment**<br>BRL **32** billion<br>+32% YoY \| +10% QoQ |
| **Take rate**[1]<br>**0.80%**<br>+19bps YoY \| +5bps QoQ | **Net income**<br>BRL **207** million<br>+157% YoY \| +126% QoQ | **EBITDA**<br>BRL **269** billion<br>+50% YoY \| +15% QoQ |

## Managerial Income Statement[2]

| (BRL million) | 4Q21 | 4Q20 | Δ YoY | 3Q21 | Δ QoQ | 2021 | 2020 | Δ YoY |
|---|---|---|---|---|---|---|---|---|
| **Total Renevue**[3] | **599** | **488** | **23%** | **544** | **10%** | **2,169** | **1,829** | **19%** |
| Costs of Service | (275) | (244) | 13% | (260) | 6% | (1,049) | (934) | 12% |
| SG&A | (153) | (125) | 22% | (144) | 6% | (532) | (404) | 31% |
| **Operating Profit** | **172** | **119** | **45%** | **141** | **22%** | **589** | **490** | **20%** |
| Finance Income | (9) | (11) | -19% | (2) | 396% | (17) | 6 | -381% |
| **EBT** | **163** | **107** | **51%** | **139** | **17%** | **571** | **496** | **15%** |
| Current income tax and social contribution | 54 | (32) | -268% | (30) | -284% | (39) | (128) | -69% |
| Deferred income tax and social contribution | (10) | 6 | -272% | (18) | -45% | (51) | (7) | 603% |
| **Net Income** | **207** | **81** | **157%** | **92** | **126%** | **481** | **361** | **33%** |
| *Net margin* | *35%* | *17%* | *18 p.p.* | *17%* | *18 p.p.* | *22%* | *20%* | *2 p.p.* |
| | | | | | | | | |
| **EBITDA** | **269** | **180** | **50%** | **234** | **15%** | **957** | **812** | **18%** |
| Depreciation and amortization | 97 | 61 | 59% | 93 | 5% | 368 | 322 | 14% |
| *EBITDA margin* | *45%* | *37%* | *8 p.p.* | *43%* | *2 p.p.* | *44%* | *44%* | *0 p.p.* |

[1] Take-Rate considers revenues from MDR, Rental, Verticals, Gross Prepayment, Contractual Remuneration, Scheme Fee, ISS, PIS and COFINS Tax.

[2] The managerial adjustments are described between page 29 and 32.

[3] Includes prepayment from profit-share (with Santander Brasil) and from internal channels.

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# Operating Figures

| | 4Q21 | 4Q20 | Δ YoY | 3Q21 | Δ QoQ | 2021 | 2020 | Δ YoY |
|---|---|---|---|---|---|---|---|---|
| **Active base (thousand)** **90 days** | **887.6** | **891.4** | **0%** | **900.5** | **-1%** | **887.6** | **891.4** | **0%** |
| **Active base (thousand)** **360 days** | **1,270.4** | **1,193.4** | **6%** | **1,260.9** | **1%** | **1,270.4** | **1,193.4** | **6%** |
| **TPV (BRL million)** | **120.6** | **93.3** | **29%** | **105.3** | **14%** | **409.1** | **273.7** | **49%** |
| Credit | 77.3 | 55.1 | 40% | 66.8 | 16% | 260.0 | 167.9 | 55% |
| Debit | 43.3 | 38.2 | 13% | 38.5 | 12% | 149.1 | 105.8 | 41% |
| E-commerce TPV | 27.2 | 22.7 | 20% | 23.4 | 16% | 95.8 | 60.6 | 58% |
| **Prepayment (BRL million)** | **32.1** | **24.4** | **32%** | **29.3** | **10%** | **114.2** | **72.6** | **57%** |
| **Active POS (# million)** | **2.2** | **1.9** | **14%** | **2.1** | **4%** | **2.2** | **1.9** | **14%** |
| **Number of employees** | **1,363** | **1,116** | **22%** | **1,242** | **10%** | **1,363** | **1,116** | **22%** |
| **KPI** | | | | | | | | |
| PPI[1] | 41,6% | 44,2% | -3 p.p. | 43,8% | -2 p.p. | 43,9% | 43,2% | 1 p.p. |
| Average ticket | 98.6 | 99.6 | -1% | 94.5 | 4% | 96.0 | 92.6 | 4% |
| Take Rate[2] | 0.80% | 0.61% | 19 bps | 0.75% | 5 bps | 0.74% | 0.79% | -5 bps |

Getnet experienced one of the best operational environments in its history in **4Q21**, registering a **TPV of BRL 121 billion**, which represents a 29% increase over **4Q20**. This rise is attributable to our strong performance in key Brazilian retail dates such as **GetWeek** and **Christmas**, with a 20% growth in e-commerce TPV and a 32% jump in the physical world. Moreover, the share of credit in the TPV mix climbed from 59% in 4Q20 to 64% in the last quarter. All these variables contributed to total receivables prepayment volume expanding by 32% YoY.

In comparison to 3Q21, retail achieved 45% of the **TPV mix**, a slight decrease of just 1 p.p., given the faster growth of wholesale TPV (+16%) versus retail (+13%), an effect predominantly explained by the good performance of e-commerce during GetWeek, which, while implying a higher wholesale volume, certainly provides a different perspective from the profitability standpoint.

Total TPV increased by 49% from 2020 to 2021, with e-commerce – a segment that expanded by 58% during the year – accounting for a 23% share of our overall TPV. Additionally, we have been processing substantial prepayment volumes since August, finishing the year with growth of 57% in prepayments and 44% of credit penetration in TPV.

Regarding our **active base**, we ended 2021 with 888 thousand customers based on the 90-day criterion or 1.27 million considering the 360-day criterion, which is consistent with December 2020. This is explained by: **(i)** our strategy of building a more loyal and, consequently, more profitable customer base; and **(ii)** pricing adjustments, which impacted some more price-sensitive customers.

[1] PPI considers Total Prepayment per Total Credit TPV;

[2] Take-Rate considers revenues from MDR, Rental, Verticals, Gross Prepayment, Contractual Remuneration, Scheme Fee, ISS, PIS and COFINS Tax.

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# Operating Figures

## Wholesale vs. Retail Mix

Wholesale
Retail
53%
56%
57%
54%
55%
47%
44%
43%
46%
45%
50%
56%
50%
44%
4Q20
1Q21
2Q21
3Q21
4Q21
2020
2021

## TPV Mix: Credit vs. Debit

Credit
Debit
59%
63%
63%
63%
64%
41%
37%
37%
37%
36%
61%
64%
39%
36%
4Q20
1Q21
2Q21
3Q21
4Q21
2020
2021

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71

# Net Renevue

| (BRL million) | 4Q21 | 4Q20 | Δ YoY | 3Q21 | Δ QoQ | 2021 | 2020 | Δ YoY |
|---|---|---|---|---|---|---|---|---|
| Acquiring revenue | 272 | 183 | 49% | 215 | 26% | 894 | 603 | 48% |
| Prepayment revenue[1] | 176 | 162 | 9% | 165 | 7% | 662 | 624 | 6% |
| Processing services revenue | 62 | 38 | 62% | 57 | 8% | 205 | 150 | 37% |
| POS rental revenue | 141 | 136 | 4% | 139 | 1% | 553 | 571 | -3% |
| Other revenues | 6 | 29 | -78% | 15 | -58% | 73 | 107 | -32% |
| Taxes on services | (58) | (60) | -4% | (48) | 21% | (218) | (226) | -4% |
| **Total** | **599** | **488** | **23%** | **544** | **10%** | **2.169** | **1.829** | **19%** |

+23%
488
599
4Q20
4Q21
+10%
544
599
3Q21
4Q21
+19%
1.829
2.169
2020
2021

**Managerial Net Revenue** totaled BRL 599 million in **4Q21**, up by 23% YoY, owing to: **(i)** TPV growth (+29%); **(ii)** a larger share of credit in the TPV mix (+5 p.p.); **(iii)** higher processing service revenues (+62%) from sub-acquirers, marketplaces, and the digital platform, reflecting our strategy of investing in value-added services, along with a strong focus on GetFriday; and **(iv)** a 9% rise in prepayment revenues, despite the significant hike in the benchmark interest rate. These effects were mitigated by: **(i)** a lower share of retail in the TPV mix from 47% in **4Q20** to 45% in 4Q21, as detailed in the Operating Figures section; **(ii)** a drop in POS sales revenues, given our strategic decision to encourage leasing; and **(iii)** the side effects of increased transaction volume.

Compared to **3Q21**, Managerial Net Revenue grew by 10%, on the back of: **(i)** a 14% increase in TPV, attributable to the stronger performance of retail in the final quarter of the year, given the year-end commemorative dates (Black Friday and Christmas); **(ii)** a rise in prepayment revenues (+7%), owing to the Company's agility and efforts to pass through pricing; and, finally, **(iii)** higher processing service revenues (+8%).

Managerial Net Revenue for **2021** reached BRL 2.2 billion, representing a 19% YoY rise, primarily due to increases in: **(i)** TPV (+49%); **(ii)** credit share in the mix (+3 p.p.); **(iii)** prepayment volume (+57%); and **(iv)** processing service revenues (+37%). These gains were attenuated by: **(i)** a year-over-year decline in the share of retail in the TPV mix from 50% to 44%, as explained in the Operating Figures section; **(ii)** the repercussions arising from increased transaction volume; and **(iii)** lower POS sales and leasing revenues, given the focus on profitability through value-added services.

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# Costs

| (BRL million) | 4Q21 | 4Q20 | Δ YoY | 3Q21 | Δ QoQ | 2021 | 2020 | Δ YoY |
|---|---|---|---|---|---|---|---|---|
| Feed, commissions, and POS sales | (93) | (75) | 24% | (61) | 52% | (300) | (262) | 14% |
| Depreciation | (74) | (63) | 19% | (71) | 5% | (280) | (245) | 14% |
| Personnel, technology, system and others | (107) | (106) | 1% | (127) | -16% | (469) | (427) | 10% |
| **Total** | **(275)** | **(244)** | **13%** | **(260)** | **6%** | **(1.049)** | **(934)** | **12%** |

+13%
244
275
4Q20
4Q21
+6%
260
275
3Q21
4Q21
+12%
934
1.049
2020
2021

**Managerial costs** amounted to BRL 275 million in **4Q21**, a 13% increase over **4Q20**. This rise is explained by: **(i)** payments related to the commercial agreement with Santander, which began in 2021; **(ii)** higher platform development costs to adapt to new receivables prepayment processes, in response to the new rules established in June 2021 under Brazilian Central Bank Circular No. 3,952; and **(iii)** greater depreciation costs in connection with the increased number of leased POS devices. These effects were offset by the Company's strategic shift in favor of expanding POS leasing over device sales, as well as lower logistics expenses.

Sequentially, costs increased by 6% from **3Q21**, influenced by platform development costs associated with adapting to new receivables prepayment processes, given the new rules implemented in June 2021, despite lower logistics expenses due to improved operational efficiency.

In **2021**, costs rose by 12% over 2020, owing largely to new expenses related to the initial agreement with Santander and the strategic decision to expand POS leasing, which led to higher maintenance and depreciation expenses, mitigated by lower device sales costs.

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# SG&A

| (BRL million) | 4Q21 | 4Q20 | Δ YoY | 3Q21 | Δ QoQ | 2021 | 2020 | Δ YoY |
|---|---|---|---|---|---|---|---|---|
| Personnel expenses | (56) | (48) | 17% | (46) | 20% | (187) | (160) | 17% |
| Depreciation and amortization | (20) | (19) | 3% | (19) | 3% | (79) | (67) | 18% |
| Specialized technical services | (31) | (18) | 77% | (22) | 43% | (91) | (64) | 43% |
| Marketing | (6) | (8) | -27% | (10) | -46% | (33) | (24) | 40% |
| Others | (40) | (33) | 22% | (46) | -12% | (141) | (90) | 57% |
| **Total** | **(153)** | **(125)** | **22%** | **(144)** | **6%** | **(532)** | **(404)** | **31%** |

+22%
125
153
4Q21
4Q20
+6%
144
153
3Q21
4Q21
+31%
404
532
2020
2021

**Selling, General & Administrative Expenses** were BRL 153 million in **4Q21**, a rise of 22% from BRL 125 million in **4Q20.** This growth is explained by: **(i)** a 22% increase in our headcount; **(ii)** higher external sales force expenses, in line with the goal of expanding our Independent Channel; and **(iii)** greater specialized IT service expenses.

In comparison to **3Q21**, expenses grew by 6%, chiefly attributed to: **(i)** the employee collective bargaining agreement, which was impacted by 2021 inflation; and **(ii)** an increase in outsourced services by the Independent Channel's external sales force.

In **2021**, Selling, General & Administrative Expenses totaled BRL 532 million, up by 31% over BRL 404 million in 2020, primarily resulting from: **(i)** a 22% increase in our headcount; **(ii)** payroll adjustments, which were affected by the collective bargaining agreement and inflation during the period; **(iii)** specialized IT service expenses; **(iv)** increased expenses associated with the Independent Channel's external sales force; and **(v)** other operating expenses, mostly due to higher provisioning for POS losses given stronger demand reflecting the gradual relaxation of restrictive measures against the pandemic, boosted by the rebound in retail.

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## Financial Results

| (BRL million) | 4Q21 | 4Q20 | Δ YoY | 3Q21 | Δ QoQ | 2021 | 2020 | Δ YoY |
|---|---|---|---|---|---|---|---|---|
| Financial revenues | 44 | 4 | 1,040% | 20 | 125% | 85 | 56 | 52% |
| Financial expenses | (49) | (8) | 524% | (19) | 161% | (88) | (33) | 164% |
| Net Exchange rate change | (5) | (7) | -39% | (3) | 64% | (14) | (16) | -13% |
| **Total** | **(9)** | **(11)** | **-19%** | **(2)** | **396%** | **(17)** | **6** | **-381%** |

The accounting **Financial Results** include prepayments made through own channels in "other financial revenue," as well as funding raised at market rates to subsidize them under "interest and loan charges." For managerial purposes, the Company decided to reallocate the net value of these amounts to the "prepayment revenue" line.

Thanks to increased transaction and receivables prepayment volumes, there is a greater need to enhance the Company's cash position for working capital purposes. As a result, both the financial revenue and expense lines have gained importance.

## Income Tax and Social Contribution

The **distribution of interest on capital** for the years 2016 and 2019 generated a tax benefit of BRL 72 million in the Company's accounting results, resulting in a lower effective tax rate. For further information, please refer to the Earnings Distribution section of this document.

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## Net Income

*BRL million*

81
112
-59
74
207
4Q20
Net Revenue
Costs and SG&A
Financial Results and Taxes
4Q21

361
340
242
-22
481
2020
Net Revenue
Costs and SG&A
Financial Results and Taxes
2021

The Company's **Net Income** came to BRL 207 million in **4Q21**, implying increases of 157% over **4Q20** and 126% against 3Q21, mainly attributable to: **(i)** revenue growth, fueled by higher TPV and receivables prepayment volumes; **(ii)** efficient cost control on services provided; and **(iii)** the tax benefit derived from the distribution of interest on capital in 4Q21. We ended the quarter with a net margin of 35%, an 18 p.p. rise compared to both 4Q20 and 3Q21.

**In the year**, the Company's Net Income reached BRL 481 million, up by 33% from BRL 361 million in 2020, reflecting the same factors stated above. The net margin for the year stood at 22%, or 2 p.p. higher than 2020.

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# EBITDA

The Company's **EBITDA** amounted to **BRL 269 million** in 4Q21, a 50% expansion against **4Q20**, accompanied by a 45% margin, which represents an 8 p.p. rise. This evolution can be explained by our operational performance in terms of TPV and prepayment growth, which were bolstered by our strong showing on GetFriday and translated into stronger revenues, coupled with the Company's efficient control of costs, which increased slightly above inflation despite the considerable growth in operating volumes, consistent with our strategy of boosting profitability through efficiency gains. These results were somewhat offset by higher SG&A expenses, as noted earlier.

In comparison to **3Q21**, we saw a 15% increase in EBITDA and a 2 p.p. margin improvement, primarily attributed to revenues growing faster than costs and expenses during the period, which is explained by the same reasons cited above.

In **2021**, the Company's EBITDA totaled BRL 957 million, meaning an 18% rise compared to 2020, mostly owing to: **(i)** a 49% increase in TPV, propelled by a 58% growth in our e-commerce platform, which now accounts for 23% of our overall TPV; **(ii)** a 57% jump in prepayment volume; and **(iii)** costs growing at a slower pace than our revenues. These gains were mitigated by higher SG&A, as previously noted. The 2021 EBITDA margin was 44%, the same level as in 2020, due to increased expenses over the period.

BRL million
50%
37%
45%
180
269
4Q20
4Q21
15%
43%
45%
234
269
3Q21
4Q21
18%
44%
44%
812
957
2020
2021

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## Earnings Distribution

On December 21st, 2021, we announced that our Board of Directors had approved the **distribution of Interest on Capital** ("IoC"), pursuant to the Company's Bylaws, in the gross amount of BRL 298 million.

| Type | Gross Value per share |
|---|---|
| **ON (Common)** | BRL 0.15 |
| **PN (Preferred)** | BRL 0.17 |
| **Unit**[1] | BRL 0.32 |
| **ADR**[1] **(GET)** | BRL 0.64 |

Interest on Capital was paid beginning February 18th, 2022, for investors trading on B3 S.A. – Brasil, Bolsa, Balcão, and as of February 28th, 2022 for ADRs traded on Nasdaq, and was fully assigned as mandatory dividends to be distributed by the Company **for the years 2016, 2019 and 2021**, without any remuneration for monetary restatement.

The distribution of IoC for the years 2016 and 2019 generated a tax benefit of BRL 72 million in the Company's accounting results, namely in the current income tax and social contribution line, resulting in lower effective tax rate on the Company.

## Corporate Structure

| Shareholders | GETT3 | % | GETT4 | % | TOTAL | % |
|---|---|---|---|---|---|---|
| PagoNxt | 859.4 | 90.39% | 818.4 | 89.34% | 1.677.7 | 89.88% |
| Santander | 0.7 | 0.07% | - | 0.00% | 0.7 | 0.04% |
| Free Float | 90.7 | 9.54% | 97.6 | 10.66% | 188.3 | 10.09% |
| **Total** | **950.7** | **100.0%** | **916.0** | **100.0%** | **1,866.7** | **100.00%** |

Getnet has a **10.09%** of free float and is listed at the traditional level of B3 – Brasil, Bolsa, Balcão, trading through Units[1] **(GETT11)**, preferred stocks **(GETT4)** and common stocks **(GETT3)**. Furthermore, our stocks are trading on The Nasdaq Stock Market **(GET[2])**.

### Free Float Composition

40%
43%
17%
Local Investor - B3
Foreign Investor - B3
Nasdaq

[1] One Unit corresponds to 1 common stock and 1 preferred stock.
[2] One ADR corresponds to 2 Units.

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# Accounting and Managerial Results Reconciliation

To improve comparability between quarterly figures, the Company decided to reclassify the following items:

## 4Q21

| P&L (BRL million) | Accounting | Reclassifications | | | | Managerial |
|---|---|---|---|---|---|---|
| | | Listing[1] | Prepayment through own channel[2] | Scheme fees[3] | IT Expenses[4] | |
| **Total Revenue** | **830** | | **19** | **(250)** | | **599** |
| Cost of goods sold and services rendered | (524) | | | 250 | | (275) |
| Operating expenses and Others | (165) | 0.2 | | | 12 | (153) |
| **Operating Income** | **141** | **0.2** | **19** | **-** | **12** | **172** |
| Financial Result | 10 | | (19) | | | (9) |
| *Financial revenues* | *81* | | *(37)* | | | *44* |
| *Financial expenses* | *(67)* | | *18* | | | *(49)* |
| *Net Exchange rate change* | *(5)* | | | | | *(5)* |
| **EBT** | **151** | **0.2** | **-** | **-** | **12** | **163** |
| Current income tax and social contribution | 59 | (0.1) | | | (4) | 54 |
| Deferred income tax and social contribution | (10) | | | | | (10) |
| **Net Income** | **199** | **0.1** | **-** | **-** | **8** | **207** |
| | | | | | | |
| **EBITDA** | **238** | **0.2** | **19** | **-** | **12** | **269** |
| Depreciation and amortization | 97 | | | | | 97 |

## 3Q21

| P&L (BRL million) | Accounting | Reclassifications | | | | Managerial |
|---|---|---|---|---|---|---|
| | | Listing[1] | Prepayment through own channel[2] | Scheme fees[3] | IT Expenses[4] | |
| **Total Revenue** | **764** | | **7** | **(226)** | | **544** |
| Cost of goods sold and services rendered | (485) | | | 226 | | (260) |
| Operating expenses and Others | (149) | 8 | | | (3) | (144) |
| **Operating Income** | **129** | **8** | **7** | **-** | **(3)** | **141** |
| Financial Result | 5 | | (7) | | | (2) |
| Financial revenues | *40* | | *(20)* | | | *20* |
| Financial expenses | *(32)* | | *13* | | | *(19)* |
| Net exchange rate change | *(3)* | | | | | *(3)* |
| **EBT** | **134** | **8** | **-** | **-** | **(3)** | **139** |
| Current income tax and social contribution | (28) | (3) | | | 1 | (30) |
| Deferred income tax and social contribution | (18) | | | | | (18) |
| **Net Income** | **88** | **5** | **-** | **-** | **(2)** | **92** |
| | | | | | | |
| **EBITDA** | **222** | **8** | **7** | **-** | **(3)** | **234** |
| Depreciation and amortization | 93 | | | | | 93 |

[1] Non recurring expenses for consulting and third party services incurred in connection with the Company's listing process.

[2] Prepayment through own channels (PAR), initially recognized in the financial result and reallocated as prepayment revenue.

[3] For comparison purposes, past data on Scheme fees were homogenized and 100% of these costs are allocated as reductions in acquiring revenue, which were previously reported in costs.

[4] From an accounting standpoint, the 2021 IT expenses referring to services provided by Santander Brasil were incurred in full during 4Q21. As a result, for managerial purposes, these expenses were reclassified between the quarters. From 2022 onward, these disbursements will take place on a recurring basis.

29

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79

## 2Q21

| P&L (BRL million) | Accounting | Reclassifications | | | Managerial |
|---|---|---|---|---|---|
| | | Agreement with Santander Brasil[1] | Scheme fees[2] | IT Expenses[3] | |
| **Total Revenue** | **660** | **(84)** | **(66)** | | **510** |
| Cost of goods sold and services rendered | (342) | | 66 | | (276) |
| Operating expenses and Others | (119) | | | (4) | (123) |
| **Operating Income** | **199** | **(84)** | **-** | **(4)** | **111** |
| Financial Result | (3) | | | | (3) |
| *Financial revenues* | *14* | | | | *14* |
| *Financial expenses* | *(12)* | | | | *(12)* |
| *Net Exchange rate change* | *(5)* | | | | *(5)* |
| **EBT** | **196** | **(84)** | **-** | **(4)** | **108** |
| Current income tax and social contribution | (48) | 29 | | 1 | (18) |
| Deferred income tax and social contribution | (17) | | | | (17) |
| **Net Income** | **132** | **(55)** | **-** | **(3)** | **73** |
| | | | | | |
| **EBITDA** | **291** | **(84)** | **-** | **(4)** | **202** |
| Depreciation and amortization | 91 | | | | 91 |

## 1Q21

| P&L (BRL million) | Accounting | Reclassifications | | | Managerial |
|---|---|---|---|---|---|
| | | Agreement with Santander Brasil[1] | Scheme fees[2] | IT Expenses[3] | |
| **Total Revenue** | **600** | **84** | **(169)** | | **515** |
| Cost of goods sold and services rendered | (407) | | 169 | | (238) |
| Operating expenses and Others | (107) | | | (4) | (112) |
| **Operating Income** | **86** | **84** | **-** | **(4)** | **165** |
| Financial Result | (4) | | | | (4) |
| *Financial revenues* | *8* | | | | *8* |
| *Financial expenses* | *(9)* | | | | *(9)* |
| *Net Exchange rate change* | *(2)* | | | | *(2)* |
| **EBT** | **82** | **84** | **-** | **(4)** | **162** |
| Current income tax and social contribution | (19) | (29) | | 1 | (46) |
| Deferred income tax and social contribution | (6) | | | | (6) |
| **Net Income** | **56** | **55** | **-** | **(3)** | **109** |
| | | | | | |
| **EBITDA** | **173** | **84** | **-** | **(4)** | **252** |
| Depreciation and amortization | 87 | | | | 87 |

[1] Accounting wise, the portion referring to the first half of the commercial agreement occurred only in 2Q21 following the signing of the agreement However, from a managerial standpoint, the payment was made in tranches, with quarterly reclassification.

[2] For comparison purposes, past data on Scheme fees were homogenized and 100% of these costs are allocated as reductions in acquiring revenue, which were previously reported in costs.

[3] From an accounting standpoint, the 2021 IT expenses referring to services provided by Santander Brasil were incurred in full during 4Q21. As a result, for managerial purposes, these expenses were reclassified between the quarters. From 2022 onward, these disbursements will take place on a recurring basis.

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80

## 4Q20

| P&L (BRL million) | Accounting | Reclassifications<br>Scheme fees[1] | Managerial |
|---|---|---|---|
| **Total Revenue** | **645** | **(157)** | **488** |
| Cost of goods sold and services rendered | (401) | 157 | (244) |
| Operating expenses and Others | (125) | | (125) |
| **Operating Income** | **119** | **-** | **119** |
| Financial Result | (11) | | (11) |
| *Financial revenues* | *4* | | *4* |
| *Financial expenses* | *(8)* | | *(8)* |
| *Net Exchange rate change* | *(7)* | | *(7)* |
| **EBT** | **107** | **-** | **107** |
| Current income tax and social contribution | (32) | | (32) |
| Deferred income tax and social contribution | 6 | | 6 |
| **Net Income** | **81** | **-** | **81** |
| | | | |
| **EBITDA** | **180** | **-** | **180** |
| Depreciation and amortization | 61 | | 61 |

## 3Q20

| P&L (BRL million) | Accounting | Reclassification<br>Scheme fees[1] | Managerial |
|---|---|---|---|
| **Total Revenue** | **577** | **(140)** | **438** |
| Cost of goods sold and services rendered | (402) | 140 | (263) |
| Operating expenses and Others | (100) | | (100) |
| **Operating Income** | **75** | **-** | **75** |
| Financial Result | (10) | | (10) |
| *Financial revenues* | *9* | | *9* |
| *Financial expenses* | *(8)* | | *(8)* |
| *Net Exchange rate change* | *(11)* | | *(11)* |
| **EBT** | **65** | **-** | **65** |
| Current income tax and social contribution | (33) | | (33) |
| Deferred income tax and social contribution | 11 | | 11 |
| **Net Income** | **44** | **-** | **44** |
| | | | |
| **EBITDA** | **180** | **-** | **180** |
| Depreciation and amortization | 105 | | 105 |

[1] For comparison purposes, past data on Scheme fees were homogenized and 100% of these costs are allocated as reductions in acquiring revenue, which were previously reported in costs.

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## 2Q20

| P&L (BRL million) | Accounting | Reclassifications<br>Scheme fees[1] | Managerial |
|---|---|---|---|
| **Total Revenue** | **479** | **(106)** | **373** |
| Cost of goods sold and services rendered | (325) | 106 | (220) |
| Operating expenses and Others | (91) | | (91) |
| **Operating Income** | **62** | **-** | **62** |
| Financial Result | (5) | | (5) |
| *Financial revenues* | *13* | | *13* |
| *Financial expenses* | *(9)* | | *(9)* |
| *Net Exchange rate change* | *1* | | *1* |
| **EBT** | **67** | **-** | **67** |
| Current income tax and social contribution | (20) | | (20) |
| Deferred income tax and social contribution | 4 | | 4 |
| **Net Income** | **51** | **-** | **51** |
| | | | |
| **EBITDA** | **141** | **-** | **141** |
| Depreciation and amortization | 78 | | 78 |

## 1Q20

| P&L (BRL million) | Accounting | Reclassifications<br>Scheme fees[1] | Managerial |
|---|---|---|---|
| **Total Revenue** | **618** | **(90)** | **528** |
| Cost of goods sold and services rendered | (298) | 90 | (208) |
| Operating expenses and Others | (87) | | (87) |
| **Operating Income** | **233** | **-** | **233** |
| Financial Result | 23 | | 23 |
| *Financial revenues* | *30* | | *30* |
| *Financial expenses* | *(9)* | | *(9)* |
| *Net Exchange rate change* | *1* | | *1* |
| **EBT** | **256** | **-** | **256** |
| Current income tax and social contribution | (43) | | (43) |
| Deferred income tax and social contribution | (28) | | (28) |
| **Net Income** | **185** | **-** | **185** |
| | | | |
| **EBITDA** | **312** | **-** | **312** |
| Depreciation and amortization | 78 | | 78 |

[1] For comparison purposes, past data on Scheme fees were homogenized and 100% of these costs are allocated as reductions in acquiring revenue, which were previously reported in costs.

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# Balance Sheet

| | dec/21 | dec/20 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | 670 | 265 |
| Financial investments | 1,431 | 925 |
| Accounts receivable | 54,579 | 39,968 |
| Prepaid and recoverable taxes | 149 | 52 |
| Inventories | 41 | 62 |
| Other assets | 200 | 206 |
| **Total current assets** | **57,070** | **41,478** |
| **NONCURRENT ASSETS** | | |
| Deferred income tax and social contribution | 422 | 74 |
| Property and equipment | 632 | 614 |
| Right-of-use assets | 26 | 22 |
| Intangible assets | 885 | 834 |
| **Total noncurrent assets** | **1,964** | **1,543** |
| **CURRENT LIABILITIES** | | |
| Accounts payable | (51,610) | (38,767) |
| Loans and borrowings | (3,465) | (1,063) |
| Lease liabilities | (10) | (4) |
| Income taxes payables and other tax payables | (31) | (42) |
| Dividends payable | (298) | (29) |
| Other liabilities | (214) | (271) |
| **Total current liabilities** | **(55,628)** | **(40,177)** |
| **NONCURRENT LIABILITIES** | | |
| Loans and borrowings | (25) | (28) |
| Lease liabilities | (17) | (19) |
| Provision for contingencies | (15) | (11) |
| Deferred income tax and social contribution | (3) | (8) |
| Other liabilities | (23) | (36) |
| **Total noncurrent liabilities** | **(83)** | **(102)** |
| **EQUITY** | | |
| Share capital | (1,422) | (1,422) |
| Capital reserve | (405) | (6) |
| Accumulated other comprehensive income | 0 | 1 |
| Retained earnings | (1,493) | (1,315) |
| Participation of non-controlling shareholders | (4) | - |
| **Total equity** | **(3,324)** | **(2,743)** |

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83

# Cash Flow

| | 2021 | 2020 |
|---|---|---|
| **Cash flows from operating activities** | | |
| *Net income for the period* | 476 | 361 |
| **Adjustments to reconcile net income for the period to net cash generated by operating activities:** | **558** | **369** |
| *Depreciation and amortization* | 368 | 322 |
| *Foreign exchange loss* | 0 | (16) |
| *(Reversal) provision for expected credit losses* | 3 | 22 |
| *Provision for labor, tax and civil risks* | 4 | 4 |
| *Loss from the sale of property and equipment and intangible* | 10 | 9 |
| *Provision for impairment (reversal)* | 9 | (9) |
| *Interest on Loans and borrowings* | 113 | 30 |
| *Deferred taxes* | 51 | 7 |
| **(Increase) decrease in operating assets:** | **(14,770)** | **(16,368)** |
| *Prepaid and recoverable taxes* | (97) | (21) |
| *Deferred taxes* | - | 8 |
| *Accounts receivables* | (14,614) | (16,254) |
| *Other assets* | (59) | (101) |
| **Increase (decrease) in operating liabilities:** | **12,746** | **16,066** |
| *Accounts payable* | 12,838 | 15,923 |
| *Income taxes payables and other tax payables* | 101 | (10) |
| *Other liabilities* | (76) | 317 |
| *Deferred taxes* | - | (1) |
| *Dividends payable* | - | (38) |
| *Income taxes paid* | (117) | (125) |
| **Net cash (used in) generated by operating activities:** | **(991)** | **428** |
| **Cash flows from investing activities** | | |
| *Financial investments* | (414) | 500 |
| *Disposal of subsidiary, net of cash sold* | - | 1 |
| *Purchase of property and equipment* | (375) | (310) |
| *Purchase of intangible assets* | (49) | (93) |
| *Net cash on acquisition of subsidiaries* | (9) | - |
| *Disposal of property and equipment and intangible assets* | 0 | 0 |
| **Net cash used in investing activities** | **(847)** | **98** |
| **Cash flows from financing activities** | | |
| *Proceeds from borrowings* | 6.511 | 2.843 |
| *Payment of Loans and borrowings* | (4,163) | (2,400) |
| *Payment of dividends* | (29) | (868) |
| *Interest on borrowings paid and lease liabilities* | (59) | (33) |
| **Net cash generated (used in) by financing activities** | **2,258** | **(458)** |
| **Effect of exchange rate changes on cash and cash equivalents** | **(14)** | **(15)** |
| **Increase (Decrease) in cash and cash equivalents** | **405** | **53** |
| *Cash and cash equivalents at the beginning of the period* | 265 | 212 |
| *Cash and cash equivalents at the end of the period* | 670 | 265 |
| **Increase (Decrease) in cash and cash equivalents** | **405** | **53** |

34

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84

 GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No. 10.440.482/0001-54

Company Registration (NIRE) No. 35.300.567.064

Minutes of the Board of Directors Meeting held on March 9th, 2022

DATE, TIME AND PLACE: On March 9th, 2022, at 12:00 a.m., by audioconference, the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Company” or “Getnet”) has met in its headquarters at Av. Pres. Juscelino Kubitschek, 2041, Bloco A - Cond. WTORRE JK - Vila Nova Conceição– CEP 04543-011 – São Paulo/SP.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Carlos Rey de Vicente – Chairman; Daniela Mussolini Llorca Sanchez – Secretary.

AGENDA: To approve the Management Report and the Company's Financial Statements in IFRS for the fourth quarter and fiscal year 2021, together with the explanatory notes and the unqualified report issued by PricewaterhouseCoopers Auditores Independentes, as proposed by the Executive Board and with the favorable recommendation of the Audit Committee.

RESOLUTIONS: After examining and discussing the matter on the agenda, the members of the Board of Directors resolved, unanimously and without any restrictions, to approve the individual and consolidated Financial Statements for the fourth quarter and fiscal year 2021 in IFRS format, together with the explanatory notes and the unqualified report issued by PricewaterhouseCoopers Auditores Independentes, as proposed by the Executive Board and with the favorable recommendation of the Audit Committee.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Carlos Rey de Vicente, President. Daniela Mussolini Llorca Sanchez, Secretary. Signatures: Mr. Carlos Rey de Vicente – Chairman; Mr. Pedro Carlos Araújo Coutinho – Vice President; Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consíglio and Marcelo Augusto Dutra Labuto – Directors. São Paulo, March 9th, 2022.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniela Mussolini Llorca Sanchez Secretary

85

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ André Parize Moraes
Name: André Parize Moraes
Title: Chief Financial Officer